ESCALON
2016 Annual Report

May 18, 2017
Dear Shareholder:
The board of directors and management cordially invite you to attend the annual meeting of the shareholders to be held on June 29, 2017 at 9:00 am at the corporate headquarters located at 435 Devon Park Drive, Building 100, Wayne, PA 19087. The annual report is attached. Please read it carefully.
Escalon Medical Corp has chosen to furnish its proxy statement and annual report to its shareholders over the Internet, as allowed by the rules of the Securities and Exchange Commission. Rather than mailing paper copies, we believe that this e-proxy process will expedite shareholder receipt of the materials, lower the Company’s expenses associated with this process, and eliminate unnecessary printing and paper usage. As a shareholder of Escalon Medical Corp., you are receiving by mail (or electronic mail) a Notice of Internet Availability of Proxy Materials (the “Notice”) which will instruct you on how to access and review the proxy statement and annual report on the Internet. The Notice will also instruct you how to vote your shares over the Internet. Shareholders who would like to receive a paper copy of the Escalon Medical Corp. proxy statement and annual report, free of charge, should follow the instructions on the Notice. Shareholders who request paper copies will also receive a proxy card or voting instruction form to allow them to vote their shares by mail in addition to over the Internet or by telephone.
It is important that your shares be voted at the meeting in accordance with your preference. If you do not plan to attend, you may vote your shares by following the instructions in the Notice. If you are able to attend the meeting and wish to vote in person, you may withdraw your proxy at that time. See the response to the question “How do I vote?” in the proxy statement for a more detailed description of voting procedures.
Sincerely,

Richard J. DePiano
Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016
Commission File Number 0-20127

Escalon Medical Corp.
(Exact name of registrant as specified in its charter)

Pennsylvania	33-0272839
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
435 Devon Park Drive, Building 100, Wayne, PA 19087
(Address of principal executive offices, including zip code)
(610) 688-6830
(Registrant’s telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Common Stock, par value $0.001	NASDAQ Capital Market
(Title of class)	(Name of each exchange on which registered)

Securities Registered Pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.     Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.     Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer, accelerated filer, and smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒
The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on December 31, 2015 was approximately $7,978,016, computed by reference to the price at which the common equity was last sold on the NASDAQ Capital Market on such date.
As of October 10, 2016, the registrant had 7,551,430 shares of common stock outstanding.

Documents Incorporated by Reference:
Certain information required by Part III of this Annual Report on Form 10-K will be set forth in, and is incorporated by reference from, the registrant’s Proxy Statement for the 2016 Annual Meeting of Shareholders.

i

PART 1

ITEM 1. BUSINESS

Company Overview

     Escalon Medical Corp. (“Escalon” or the “Company” ) is a Pennsylvania corporation initially incorporated in California in 1987, and reincorporated in Pennsylvania in November 2001. Within this document, the “Company” collectively shall mean Escalon and its wholly owned subsidiaries: Sonomed, Inc. (“Sonomed”), Trek, Inc. (“Trek”), Escalon Medical Europe GmbH (inactive), Escalon Digital Solutions, Inc. (“EMI”), Escalon Pharmaceutical, Inc. (“Pharmaceutical” inactive), Escalon Holdings, Inc. (“EHI”), Escalon IP Holdings, Inc., Sonomed IP Holdings, Inc., Drew Scientific Holdings, Inc. (discontinued), Drew Scientific Inc. (discontinued), and Drew Scientific Group, Plc (“Drew”) and its subsidiaries (discontinued). All intercompany accounts and transactions have been eliminated.

A-Scans
The A-Scan provides information about the internal structure of the eye by sending a beam of ultrasound along a fixed axis through the eye and displaying the various echoes reflected from the surfaces intersected by the beam. The principal echoes occur at the cornea, both surfaces of the lens and the retina. The system displays the position and magnitudes of the echoes on an electronic display. The A-Scan also includes software for measuring distances within the eye. This information is primarily used to calculate lens power for implants.

B-Scans
The B-Scan is primarily a diagnostic tool that supplies information to physicians where the media within the eye are cloudy or opaque. Whereas physicians normally use light, which cannot pass through such media, the ultrasound beam is capable of passing through the opacity and displaying an image of the internal structures of the eye. Unlike the A-Scan, the B-Scan transducer is not in a fixed position; it swings through a 60 degree sector to provide a two-dimensional image of the eye.

UBM
The UBM is a high frequency/high resolution ultrasound device, designed to provide highly detailed information about the anterior segment of the eye. The UBM is used for glaucoma evaluation, tumor evaluation and differentiation, pre- and post-intraocular lens implantation and corneal refractive surgery. The device allows the surgeons to perform precise measurements within the anterior chamber of the eye.

Pachymeters
The pachymeter uses the same principles as the A-Scan, but the system is tailored to measure the thickness of the cornea. With the advent of refractive surgery (where the cornea is actually cut and reshaped) this measurement has become critical. Surgeons must know the precise thickness of the cornea so as to set the blade to make a cut of approximately 20% of the thickness of the cornea.

Color/Fluorescein Angiography (“CFA”) Digital Imaging Systems
The CFA (Color/Fluorescein Angiography) digital imaging system is designed specifically for ophthalmology. This diagnostic tool, ideal for use in detecting retinal problems in diabetic and elderly patients, provides a high-resolution image, far superior to conventional film in image quality, processing and capture. The instant image display provides users with the necessary clinical information that allows treatment to be performed while the patient is still in the physician’s office.

Ispan Intraocular Gases
The Company distributes two intraocular gas products C3F8 and SF6, which are used by vitreoretinal surgeons as a temporary tamponade in detached retina surgery. Under a non-exclusive distribution agreement with Scott Medical Products (“Scott”), the Company distributes packages of Scott gases in canisters containing up to 25 grams of gas. Along with the intraocular gases, the Company manufactures and distributes a patented disposable universal gas kit, which delivers the gas from the canister to the patient.

Viscous Fluid Transfer Systems
The Company markets viscous fluid transfer systems and related disposable syringe products, which aid surgeons in the process of injecting and extracting silicone oil. Adjustable pressures and vacuums provided by the equipment allow surgeons to manipulate the flow of silicone oil during surgery.

Fiber Optic Light Sources
Light source and fiber optic products are widely used by vitreoretinal surgeons during surgery. The Company offers surgeons a complete line of light sources along with a variety of fiber optic probes and illuminated tissue manipulators.

AXIS Image Management

The AXIS Image management system easily manages images via the web from any device regardless of modality, manufacturer or location.

Research and Development
The development of ultrasound ophthalmic equipment is performed at the Company’s Lake Success, New York and Stoneham, Massachusetts facilities. Company-sponsored research and development expenditures from continuing operations for the fiscal years ended June 30, 2016 and 2015 were approximately $1,450,000 and $1,302,000, respectively.

Manufacturing and Distribution

The Company leases 11,250 square feet of space in Wisconsin, for its surgical products.The space was reduced to 8,100 square feet in August 2015. The facility is currently used for product assembly related to Trek. The Company also leases 3,452 square feet in Stoneham, Massachusetts used primarily for product design and development in the EMI business unit. The Company subcontracts component manufacture, assembly and sterilization to various vendors. The Company’s ophthalmic surgical products are distributed from the Company’s Wisconsin facility.
The Company designs, develops and services its ultrasound ophthalmic products at its 12,173 square foot facility in Lake Success, New York. The Company has achieved ISO 13485 certification at its manufacturing facilities for all medical devices the Company produces. ISO 13485 requires an implemented quality system that applies to product design, manufacture, installation and servicing. These certifications can be obtained only after a complete audit of a company’s quality system by an independent outside auditor. These certifications require that facilities undergo periodic reexamination. The Company has obtained European Community certification (“CE”) for many of its in vitro diagnostic devices for hematology, HbA1c, and clinical chemistry, ophthalmic surgical instruments, ophthalmic ultrasound systems, and image management systems.
The manufacture, testing and marketing of each of the Company’s products entails risk of product liability. The Company carries product liability insurance to cover primary risk.

Governmental Regulations
The Company’s products are subject to stringent ongoing regulation by the FDA and similar health authorities, and if these governmental approvals or clearances of the Company’s products are restricted or revoked, the Company could face delays that would impair the Company’s ability to generate funds from operations.

The Company has received the necessary FDA and other necessary regulations clearances and approvals for all products that the Company currently markets. The FDA and comparable agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the manufacturing and marketing of pharmaceutical and medical device equipment and related disposables, including the obligation to adhere to the FDA’s Good Manufacturing Practice regulations. Compliance with these regulations requires time-consuming detailed validation of manufacturing and quality control practices, FDA periodic inspections and other procedures. If the FDA finds any deficiencies in the validation processes, for example, the FDA may impose restrictions on marketing the specific products until such deficiencies are corrected.

The FDA and similar health authorities in foreign countries extensively regulate the Company’s activities. The Company must obtain either 510(K) clearances or pre-market approvals and new drug application approvals prior to marketing a product in the United States. Foreign regulation also requires that the Company obtain other approvals from foreign government agencies prior to the sale of products in those countries. Also, the Company may be required to obtain FDA clearance or approval before exporting a product or device that has not received FDA marketing clearance or approval.

The Company has received CE approval on several of the Company’s products that allows the Company to sell the products in the countries comprising the European Community. In addition to the CE mark, some foreign countries require separate individual foreign regulatory clearances.

Marketing and Sales

The Sonomed product line is sold through internal sales employees as well as independent sales representatives located in the United States and Europe, to a large network of distributors and directly to medical institutions.

Trek and EMI sell their ophthalmic devices and instruments directly to end users through internal sales and marketing employees located at the Company’s Wisconsin and Massachusetts facilities. Sales are primarily made to teaching institutions, key hospitals and eye surgery centers, focusing primarily on physicians and operating room personnel performing vitreoretinal surgery. The EMI product line is sold through internal sales employees and independent sales representatives in the United States.

Service and Support
The Company maintains a full-service program for all products sold. The Company provides limited warranties on all products against defects and performance. Product repairs are made at the Wisconsin facility for surgical devices and EMI devices. Sonomed’s products are serviced at the Company’s New York facility.

Patents, Trademarks and Licenses
The pharmaceutical and medical device communities place considerable importance on obtaining patent and trade secret protection for new technologies, products and processes for the purpose of strengthening the Company’s position in the market place and protecting the Company’s economic interests. The Company’s policy is to protect its technology by aggressively obtaining patent protection for substantially all of its developments and products, both in the United States and in selected countries outside the United States. It is the Company’s policy to file for patent protection in those foreign countries in which the Company believes such protection is necessary to protect its economic interests. The duration of the Company’s patents, trademarks and licenses vary through 2020. The Company has 13 United States patents and 19 patents issued abroad that cover the Company’s surgical products and pharmaceutical technology.

The Company intends to vigorously defend its patents if the need arises.

Competition
There are numerous direct and indirect competitors of the Company in the United States and abroad. These competitors include ophthalmic-oriented companies that market a broad portfolio of products, including:

•	prescription ophthalmic pharmaceuticals, ophthalmic devices, consumer products and other eye care products;

•	large integrated pharmaceutical companies that market a limited number of ophthalmic pharmaceuticals in addition to many other pharmaceuticals;

•
and smaller specialty pharmaceutical and biotechnology companies that are engaged in the development and commercialization of prescription ophthalmic pharmaceuticals and products and, to some extent, drug delivery systems.

The Company’s competitors for medical devices and ophthalmic pharmaceuticals include, but are not limited to, Bausch & Lomb, Inc., Alcon Laboratories, Inc., Paradigm Medical, Inc., Quantel, Inc. and Accutome, Inc.

Several large companies dominate the ophthalmic market, with the balance of the industry being highly fragmented. The Company believes that these large companies capture approximately 85% of the overall ophthalmic market. The balance of the market is comprised of smaller companies ranging from start-up entities to established market players. The ophthalmic market in general is intensely competitive, with each company eager to expand its market share. The Company’s strategy is to compete primarily on the basis of technological innovation to which it has proprietary rights. The Company believes, therefore, that its business will depend in large part on protecting its intellectual property through patents and other governmental regulations.

Sonomed’s principal competitors are Alcon Laboratories, Inc, Quantel, Inc. and Accutome, Inc. Sonomed has had a leading presence in the ophthalmic ultrasound industry for over 30 years. Management believes that this has helped Sonomed build a reputation as a long-standing operation that provides a quality product, which has enabled the Company to establish effective distribution coverage within the United States market. Various competitors offering similar products at a lower price could threaten Sonomed’s market position. The development of laser technologies for ophthalmic biometrics and imaging may also diminish the Company’s market position. This equipment can be used instead of ultrasound equipment in most, but not all, patients. Such equipment, however, is more expensive.

Trek and EMI sell a broad range of ophthalmic surgical and diagnostic products. The more significant products are ISPAN® gases and delivery systems. Trek and EMI also manufacture various ophthalmic surgical products for major ophthalmic companies to be sold under their names. To remain competitive, the Company needs to maintain a low-cost operation. There are numerous other companies that can provide this manufacturing service. There are a variety of other devices that directly compete with the camera back marketed by EMI.

Human Resources
As of June 30, 2016, the Company employed 50 employees. Of these employees, 20 of the Company’s employees are employed in manufacturing, 16 are employed in general and administrative positions, 7 are employed in sales and marketing and 7 are employed in research and development. The Company’s employees are not covered by a collective bargaining agreement, and the Company considers its relationship with its employees to be good.

ITEM 1A. RISK FACTORS

Cautionary Factors That May Affect Future Results
Certain statements contained in, or incorporated by reference in, this report are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which provide current expectations or forecasts of future events. Such statements can be identified by the use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “possible,” “project,” “should,” “will,” “would,” “seek,” and similar words or expressions. The Company’s forward-looking statements include certain information relating to general business strategy, growth strategies, financial results, liquidity, product development, the introduction of new products, the enhancement of existing products, the potential markets and uses for the Company’s products, the Company’s regulatory filings with the FDA, acquisitions, the development of joint venture opportunities, intellectual property and patent protection and infringement, the loss of revenue due to the expiration on termination of certain agreements, the effect of competition on the structure of the markets in which the Company competes, increased legal, accounting and Sarbanes-Oxley compliance costs, the Company's ability to continue to list its common stock on the Nasdaq Stock Market, defending the Company in litigation matters and the Company’s cost-saving initiatives. The reader must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by assumptions that fail to materialize as anticipated. Consequently, no forward-looking statement can be guaranteed, and actual results may vary materially. It is not possible to foresee or identify all factors affecting the Company’s forward-looking statements, and the reader therefore should not consider the following list of risk factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions.
The Company cautions the reader to consider carefully these factors as well as the specific factors discussed with each specific forward-looking statement in this Form 10-K annual report and in the Company’s other filings with the Securities and Exchange Commission (the “SEC”). In some cases, these factors have impacted, and in the future (together with other unknown factors) could impact, the Company’s ability to implement the Company’s business strategy and may cause actual results to differ materially from those contemplated by such forward-looking statements. Any expectation, estimate or projection contained in a forward-looking statement may not be achieved.
The Company also cautions the reader that forward-looking statements speak only as of the date made. The Company undertakes no obligation to update any forward-looking statement, but investors are advised to consult any further disclosures by the Company on this subject in the Company’s filings with the SEC. Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the Company’s forward-looking statements, the material factors include, without limitation, the following:
Due to the Company’s history of operating losses, the Company’s independent registered public accounting firm is uncertain that the Company will be able to continue as a going concern.

          The consolidated financial statements included in this report have been prepared assuming that the Company will continue as a going concern. The report of the Company’s independent registered public accounting firm issued in conjunction with the financial statements for the year ended June 30, 2016 contains an explanatory paragraph indicating that certain matters (see footnote 1 to the Consolidated Financial Statements) raise substantial doubt about the Company’s ability to continue as a going concern. The Company cannot guarantee that it can generate net income, increase revenues or successfully expand its operations in the future, and if it cannot do so, the Company may not be able to survive and any investment in the Company may be lost.

        The Company has implemented an austerity plan to stem the recurring losses. If the Company is unable to achieve improvement in this area in the near term, it is not likely that the Company’s existing cash and cash flow from operations will be sufficient to fund activities throughout the next six to 12 months without curtailing certain business activities or selling certain assets. The Company’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of other factors, including the factors discussed in “Risk Factors.”

     This going concern disclosure could adversely affect the Company’s ability to obtain favorable financing terms in the future or to obtain any additional financing if needed. If the Company seeks to raise funds in the future, it may be required to raise those funds through public or private financings, strategic relationships or other arrangements at prices or other terms that may not be as favorable as they would absent such qualification. The sale of additional equity and debt securities may result in additional dilution to the Company’s shareholders. Additional financing may not be available in amounts or on terms acceptable to the Company or at all.
Any acquisitions, strategic alliances, joint ventures and divestitures that the Company effects, if any, could result in financial results that differ from market expectations.
In the normal course of business, the Company engages in discussions with third parties regarding possible acquisitions, strategic alliances, joint ventures and divestitures. As a result of any such transactions, of which the Company cannot assure that any will occur, the Company’s financial results may differ from the investment community’s expectations in a given quarter. In addition, acquisitions and alliances may require the Company to integrate a different company culture, management team, business infrastructure, accounting systems and financial reporting systems. The Company may not be able to effect any such acquisitions or alliances. The Company may have difficulty developing, manufacturing and marketing the products of a newly acquired business in a way that enhances the performance of the Company’s combined businesses or product lines to realize the value from any expected synergies. Depending on the size and complexity of an acquisition, the Company’s successful integration of the entity depends on a variety of factors, including the retention of key employees and the management of facilities and employees in separate geographical areas. These efforts require varying levels of management resources, which may divert the Company’s attention from other business operations. Also, the Company’s results may be adversely impacted because of acquisition-related costs, amortization costs for certain intangible assets and impairment losses related to goodwill in connection with such transactions. Finally, acquisitions or alliances by the Company may not occur, which could impair the Company’s growth.
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Escalon Medical Corp. (“Escalon” or the “Company”) has incurred recurring operating losses and negative cash flows from operating activities and is hampered by the transition to new products which involved the discounting of our older product inventory and a material exchange rate reduction between the Euro and the US Dollar.
These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The 2016 consolidated financial statements do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
The Company's continuance as a going concern is dependent on its future profitability and on the on-going support of its shareholders, affiliates and creditors. In order to mitigate the going concern issues, the Company is actively pursuing business partnerships, managing our continuing operations, and seeking to sell certain assets. The Company may not be successful in any of these efforts.
The Company’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in “Risk Factors”. If the Company raises funds in the future, the Company may be required to raise those funds through public or private financings, strategic relationships or other arrangements at prices and other terms that my not be as favorable as they would without such qualification. The sale of additional equity and debt securities may result in additional dilution to the Company’s shareholders. Additional financing may not be available in amounts or on terms acceptable to the Company or at all.
The Company’s results fluctuate from quarter to quarter.
The Company has experienced quarterly fluctuations in operating results and anticipates continued fluctuations in the future. A number of factors contribute to these fluctuations:

•
The timing and expense of new product introductions by the Company or its competitors, although the Company might not successfully develop new products and any such new products may not gain market acceptance;

•	The cancellation or delays in the purchase of the Company’s products;

•	Fluctuations in customer demand for the Company’s products;

•	Changes in domestic and foreign regulations;

•	The gain or loss of significant customers;

•	Changes in the mix of products sold by the Company;

•	Competitive pressures on prices at which the Company can sell its products;

•	Announcements of new strategic relationships by the Company or its competitors;

•	Litigation costs and settlements; and

•	General economic conditions and other external factors such as energy costs.
The Company sets its spending levels in advance of each quarter based, in part, on the Company’s expectations of product orders and shipments during that quarter. A shortfall in revenue, therefore, in any particular quarter as compared to the Company’s plan could have a material adverse impact on the Company’s results of operations and cash flows. Also, the Company’s quarterly results could fluctuate due to general market conditions in the healthcare industry or global economy generally, or market volatility unrelated to the Company’s business and operating results.
Failure of the market to accept the Company’s products could adversely impact the Company’s business and financial condition.
The Company’s business and financial condition will depend in part upon the market acceptance of the Company’s products. The Company’s products may not achieve or maintain market acceptance. Market acceptance depends on a number of factors including:

•	The price of the products;

•	The continued receipt of regulatory approvals for multiple indications;

•	The establishment and demonstration of the clinical safety and efficacy of the Company’s products; and

•	The advantages of the Company’s products over those marketed by the Company’s competitors.
Any failure to achieve or maintain significant market acceptance of the Company’s products will have a material adverse impact on the Company’s business.
On February 19, 2016 the Company received a delisting letter from Nasdaq concerning the Company's equity being approximately $2,453,000 as of December 31, 2015 which is approximately $47,000 below the NASDAQ Minimum Equity Listing Requirement. The Company submitted a plan to Nasdaq outling how it plans to regain compliance. The Company's plan was accepted by Nasdaq and the Company was given until August 17, 2016 to implement its plan and regain compliance.

NASDAQ Delisting Notice

On March 2, 2016, NASDAQ notified the Escalon Medical Corp. (the "Company") that the bid price of its listed security had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2) (the "Rule"). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until August 29, 2016, to regain compliance with the Rule. The Company received a letter from NASDAQ dated August 30, 2016 stating that the NASDAQ staff determined that the Company did not meet the terms of the extension. The Company had previously requested an appeal of the staff's determination of the Company's failure to comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing.

Therefore, both issues will be addressed at the requested hearing with the Hearings Panel. The Company is continuing its plan for compliance with the NASDAQ continued listing standards. The Company's appeal of the NASDAQ’s determination to the Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series will stay the suspension of the Company’s securities pending the Panel’s decision.

The Company’s products are subject to stringent ongoing regulation by the FDA and similar domestic and foreign health care regulatory authorities, and if the regulatory approvals or clearances of the Company’s products are restricted or revoked, the Company could face delays that would impair the Company’s ability to generate funds from operations.
The FDA and similar health care regulatory authorities in foreign countries extensively regulate the Company’s activities. The Company must obtain either 510(K) clearances or pre-market approvals and new drug application approvals prior to marketing any products in the United States. Foreign regulation also requires that the Company obtain other approvals from foreign government agencies prior to the sale of products in those countries. Also, the Company may be required to obtain FDA approval before exporting a product or device that has not received FDA marketing clearance or approval.
The Company has received the necessary FDA approvals for all products that the Company currently markets in the United States. Any restrictions on or revocation of the FDA approvals and clearances that the Company has obtained, however, would prevent the continued marketing of the impacted products and other devices. The restrictions or revocations could result from the discovery of previously unknown problems with the product. Consequently, FDA revocation would impair the Company’s ability to generate funds from operations.
The FDA and comparable agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the manufacturing and marketing of pharmaceutical and medical device equipment and related disposables, including the obligation to adhere to the FDA’s Good Manufacturing Practice regulations. Compliance with these regulations requires time-consuming detailed validation of manufacturing and quality control processes, FDA periodic inspections and other procedures. If the FDA finds any deficiencies in the validation processes, for example, the FDA may impose restrictions on marketing the specific products until such deficiencies are corrected.
The Company has received CE approval on several of the Company’s products that allows the Company to sell the products in the countries comprising the European Community. In addition to the CE mark, however, some foreign countries may require separate individual foreign regulatory clearances. The Company may not be able to obtain regulatory clearances for other products in the United States or foreign markets.
The process for obtaining regulatory clearances and approvals underlying clinical studies for any new products or devices and for multiple indications for existing products is lengthy and will require substantial commitments of Company’s financial resources and Company’s management’s time and effort. Any delay in obtaining clearances or approvals or any changes in existing regulatory requirements would materially adversely impact the Company’s business.
The Company’s failure to comply with the applicable regulations would subject the Company to fines, delays or suspensions of approvals or clearances, seizures or recalls of products, operating restrictions, injunctions or civil or criminal penalties, which would adversely impact the Company’s business, financial condition and results of operations.
The success of products with which the Company’s products compete could have an adverse impact on the Company’s business.
The Company faces intense competition in the medical device and pharmaceutical markets, which are characterized by rapidly changing technology, short product life cycles, cyclical oversupply and rapid price erosion. Many of the Company’s competitors have substantially greater financial, technical, marketing, distribution and other resources. The Company’s strategy is to compete primarily on the basis of technological innovation, reliability, quality and price of the Company’s products. Without timely introductions of new products and enhancements, the Company’s products will become technologically obsolete over time, in which case the Company’s revenues and operating results would suffer. The success of the Company’s new product offerings will depend on several factors, including the Company’s ability to:

•	Properly identify customer needs;

•	Innovate and develop new technologies, services and applications;

•	Establish adequate product distribution coverage;

•	Obtain and maintain required regulatory approvals from the FDA and other regulatory agencies;

•	Protect the Company’s intellectual property;

•	Successfully commercialize new technologies in a timely manner;

•	Manufacture and deliver the Company’s products in sufficient volumes on time;

•	Differentiate the Company’s offerings from the offerings of the Company’s competitors;

•	Price the Company’s products competitively;

•	Anticipate competitors’ announcements of new products, services or technological innovations; and

•	Anticipate general market and economic conditions.

The Company may not be able to compete effectively in the competitive environments in which the Company operates.

The Company’s products employ proprietary technology, and this technology may infringe on the intellectual property rights of third parties.
The Company holds several United States and foreign patents for the Company’s products. Other parties, however, hold patents relating to similar products and technologies. If patents held by others were adjudged valid and interpreted broadly in an adversarial proceeding, the court or agency could deem them to cover one or more aspects of the Company’s products or procedures. Any claims for patent infringements or claims by the Company for patent enforcement would consume time, result in costly litigation, divert technical and management personnel or require the Company to develop non-infringing technology or enter into royalty or licensing agreements. The Company may become subject to one or more claims for patent infringement. The Company may not prevail in any such action, and the Company’s patents may not afford protection against competitors with similar technology.
If a court determines that any of the Company’s products infringes, directly or indirectly, on a patent in a particular market, the court may enjoin the Company from making, using or selling the product. Furthermore, the Company may be required to pay damages or obtain a royalty-bearing license, if available, on acceptable terms.
Lack of availability of key system components could result in delays, increased costs or costly redesign of the Company’s products.
Although some of the parts and components used to manufacture the Company’s products are available from multiple sources, the Company currently purchases most of the Company’s components and outsourced finished goods from single sources in an effort to obtain volume discounts. Lack of availability of any of these parts, components and finished goods could result in production delays, increased costs or costly redesign of the Company’s products. Any loss of availability of an essential component or finished good could result in a material adverse change to the Company’s business, financial condition and results of operations. Some of the Company’s suppliers are subject to the FDA’s Good Manufacturing Practice regulations. Failure of these suppliers to comply with those regulations could result in the delay or limitation of the supply of parts or components to the Company, which would adversely impact the Company’s financial condition and results of operations.
The Company’s ability to market or sell the Company’s products may be adversely impacted by limitations on reimbursements by government programs, private insurance plans and other third party payers.
The Company’s customers bill various third party payers, including government programs and private insurance plans, for the health care services provided to their patients. Third party payers may reimburse the customer, usually at a fixed rate based on the procedure performed, or may deny reimbursement if they determine that the use of the Company’s products was elective, unnecessary, inappropriate, not cost-effective, experimental or used for a non-approved indication. Third party payers may deny reimbursement notwithstanding FDA approval or clearance of a product and may challenge the prices charged for the medical products and services. The Company’s ability to sell the Company’s products on a profitable basis may be adversely impacted by denials of reimbursement or limitations on reimbursement, compared with reimbursement available for competitive products and procedures. New legislation that further reduces reimbursements under the capital cost pass-through system utilized in connection with the Medicare program could also adversely impact the marketing of the Company’s products.

The Company may become involved in product liability litigation, which may subject the Company to liability and divert management attention.
The testing and marketing of the Company’s products entails an inherent risk of product liability, resulting in claims based upon injuries or alleged injuries or a failure to diagnose associated with a product defect. Some of these injuries may not become evident for a number of years. Although the Company is not currently involved in any product liability litigation, the Company may be party to litigation in the future as a result of an alleged claim. Litigation, regardless of the merits of the claim or outcome, could consume a great deal of the Company’s time and attention away from the Company’s core businesses. The Company maintains limited product liability insurance coverage of $1,000,000 per occurrence and $2,000,000 in the aggregate, with umbrella policy coverage of $5,000,000 in excess of such amounts. A successful product liability claim in excess of any insurance coverage may adversely impact the Company’s financial condition and results of operations. The Company’s product liability insurance coverage may not continue to be available to the Company in the future on reasonable terms or at all.
The Company’s international operations could be adversely impacted by changes in laws or policies of foreign governmental agencies and social and economic conditions in the countries in which the Company operates.

The Company derives a portion of its revenue from sales outside the United States. Changes in the laws or policies of governmental agencies, as well as social and economic conditions, in the countries in which the Company operates could impact the Company’s business in these countries and the Company’s results of operations. Also, economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates, and competitive factors such as price competition, business combinations of competitors or a decline in industry sales from continued economic weakness, both in the United States and other countries in which the Company conducts business, could adversely impact the Company’s results of operations.
The Company is dependent on its management and key personnel to succeed.
The Company’s principal executive officers and technical personnel have extensive experience with the Company’s products, the Company’s research and development efforts, the development of marketing and sales programs and the necessary support services to be provided to the Company’s customers. Also, the Company competes with other companies, universities, research entities and other organizations to attract and retain qualified personnel. The loss of the services of any of the Company’s executive officers or other technical personnel, or the Company’s failure to attract and retain other skilled and experienced personnel, could have a material adverse impact on the Company’s ability to maintain or expand businesses.
The market price of the Company’s stock has historically been volatile, and the Company has not paid cash dividends.
The volatility of the Company’s common stock imposes a greater risk of capital losses on shareholders as compared to less volatile stocks. In addition, such volatility makes it difficult to ascribe a stable valuation to a shareholder’s holdings of the Company’s common stock. The following factors have and may continue to have a significant impact on the market price of the Company’s common stock:

•	Acquisitions, strategic alliances, joint ventures and divestitures that the Company effects, if any;

•	Announcements of technological innovations;

•	Changes in marketing, product pricing and sales strategies or new products by the Company’s competitors;

•	Changes in domestic or foreign governmental regulations or regulatory requirements; and

•	Developments or disputes relating to patent or proprietary rights and public concern as to the safety and efficacy of the procedures for which the Company’s products are used.
Moreover, the possibility exists that the stock market, and in particular the securities of technology companies such as the Company, could experience extreme price and volume fluctuations unrelated to operating performance.
The Company has not paid cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future.
If the Company raises funds in the future, the Company may be required to raise those funds through public or private financings, strategic relationships or other arrangements at prices and other terms that may not be favorable. The sale of additional equity and debt securities may result in additional dilution to the Company’s shareholders. Additional financing may not be available in amounts or on terms acceptable to us or at all.
The impact of terrorism or acts of war could have a material adverse impact on the Company’s business.
Terrorist acts or acts of war, whether in the United States or abroad, could cause damage or disruption to the Company’s operations, its suppliers, channels to market or customers, or could cause costs to increase, or create political or economic instability, any of which could have a material adverse impact on the Company’s business.
The Company’s charter documents and Pennsylvania law may inhibit a takeover.
Certain provisions of Pennsylvania law and the Company’s Bylaws could delay or impede the removal of incumbent directors and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. These provisions could limit the share price that certain investors might be willing to pay in the future for shares of the Company’s common stock. The Company’s Board of Directors is divided into three classes, with directors in each class elected for three-year terms. The Bylaws impose various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. The Company’s Board of Directors may issue shares of preferred stock without shareholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board may determine. The rights of the holders of common stock will be subject to, and may be adversely impacted by, the rights of the holders of any preferred stock that may be issued in the future. The Company has no current plans to issue any shares of preferred stock.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with United States GAAP. Any changes in estimates, judgments and assumptions used could have a material adverse effect on the Company’s business, financial position and operating results.
The consolidated financial statements included in the periodic reports the Company files with the SEC are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and inventories and related valuation allowances, revenues, expenses and income. This includes estimates, judgments and assumptions for assessing the recoverability of the Company’s goodwill and other intangible assets, pursuant to Financial Accounting Standards Board (“FASB”) issued authoritative guidance. If any estimates, judgments or assumptions change in the future, the Company may be required to record additional expenses or impairment charges. Any resulting expense or impairment loss would be recorded as a charge against our earnings and could have a material adverse impact on our financial condition and operating results. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets (including goodwill and other intangible assets), liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on the Company’s financial position and operating results.

On an on-going basis, the Company evaluates its estimates, including, among others, those relating to:

•	sales returns;

•	allowances for doubtful accounts;

•	inventories and related valuation allowances;

•	intangible assets and goodwill;

•	income and other tax accruals;

•	deferred tax asset valuation allowances;

•	sales discounts;

•	warranty obligations; and

•	accrued lease termination costs

•	contingencies and litigation.
The Company bases its estimates on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company’s assumptions and estimates may, however, prove to have been incorrect and the Company’s actual results may differ from these estimates under different assumptions or conditions. While the Company believes the assumptions and estimates it makes are reasonable, any changes to the Company’s assumptions or estimates, or any actual results which differ from the Company’s assumptions or estimates, could have a material adverse effect on the Company’s financial position and operating results.
Healthcare policy changes, including pending proposals to reform the U.S. healthcare system and implementation of the Affordable Healthcare Act, may have a material adverse effect on the Company.
Healthcare costs have risen significantly over the past decade. There have been and continue to be proposals by legislators, regulators and third-party payors to keep these costs down. Certain proposals, if passed, would impose limitations on the prices the Company will be able to charge for the Company’s products, or the amounts of reimbursement available for its products from governmental agencies or third-party payers. These limitations could have a material adverse effect on the Company’s financial position and results of operations.
Changes in the healthcare industry in the U.S. and elsewhere could adversely affect the demand for the Company’s products as well as the way in which the Company conducts the Company’s business. On March 23, 2010, health reform legislation was approved by Congress and has been signed into law. The healthcare reform act provides that most individuals must have health insurance, establishes new regulations on health plans, and creates insurance pooling mechanisms and other expanded public health care measures.
The Company anticipates that out of the reform legislation will come a reduction in Medicare spending on services provided by hospitals and other providers and a form of sales or excise tax on the medical device manufacturing sector. Various healthcare reform proposals have also emerged at the state level. The Company cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on the

Company. However, an expansion in government’s role in the U.S. healthcare industry may lower reimbursements for the Company’s products, reduce medical procedure volumes and adversely affect the Company’s business, possibly materially.
Future legislation or changes in government programs may adversely impact the market for the Company’s products.
From time to time, the federal government and Congress have made proposals to change aspects of the delivery and financing of health care services. The Company cannot predict what form any future legislation or regulation may take or its impact on the Company’s business. Legislation that sets price limits and utilization controls adversely impact the rate of growth of the markets in which the Company participates. If any future health care legislation or regulations were to adversely impact those markets, the Company’s product marketing could also suffer, which would adversely impact the Company’s business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

The Company does not believe there are any unresolved SEC staff comments.

ITEM 2. PROPERTIES

As of June 30, 2016 the Company leased an aggregate of 27,679 square feet of space for its (i) corporate offices in Wayne, Pennsylvania, (ii) Sonomed's manufacturing facility in Lake Success, New York, (iii) Trek’s distribution facility in New Berlin, Wisconsin, and (iv)  EMI’s product design and development facility in Stoneham, Massachusetts. The Company moved its corporate offices back to 3,954 square feet located in 435 Devon Park Drive, Pennsylvania in November 2014 under a five-year lease agreement. The New York facility lease covering 12,173 square feet expires in August 2017. The Wisconsin lease, currently at 11,250 square feet of space was reduced to 8,100 square feet of space after lease renewal and the new lease will expire in July 2018. The Massachusetts lease, which covers 3,452 square feet and expired in August 2015, is now extended on a month to month basis. Annual rent under all of the Company’s property lease arrangements was approximately $572,000 for the year ended June 30, 2016.
The Company guaranteed the lease payment for BHH and during fiscal year 2015 the Company was informed by French Counsel that the total amount claimed by the BHH landlord in the liquidation of BHH was approximately $86,000. The Company did not have insight into the French liquidation process due to the Liquidator's reticence to communicate with the Company. As such, the Company had accrued the present value of the maximum amount potentially due under the lease guaranteed by the Company on behalf of BHH. The landlord's claim under liquidation can not be revisited by the landlord and can only be potentially increased by interest or sundry expenses.The Company has accrued lease termination costs of $89,000 and $86,000 as of June 30, 2016 and 2015, respectively.

ITEM 3. LEGAL PROCEEDINGS

The Company, from time to time is involved in various legal proceedings and disputes that arise in the normal course of business. These matters have previously and could pertain to intellectual property disputes, commercial contract disputes, employment disputes, and other matters. The Company does not believe that the resolution of any of these matters has had or is likely to have a material adverse impact on the Company’s business, financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company’s common stock trades on the NASDAQ Capital Market under the symbol “ESMC.” The table below sets forth, for the periods indicated, the high and low sales prices as quoted on the NASDAQ Capital Market.

	High	Low
Fiscal year ended June 30, 2016
Quarter ended September 30, 2015	$1.55	$1.05
Quarter ended December 31, 2015	$1.25	$1.01
Quarter ended March 31, 2016	$1.07	$0.79
Quarter ended June 30, 2016	$0.91	$0.67
Fiscal year ended June 30, 2015
Quarter ended September 30, 2014	$1.88	$1.43
Quarter ended December 31, 2014	$1.79	$1.22
Quarter ended March 31, 2015	$1.80	$1.19
Quarter ended June 30, 2015	$1.57	$1.18
As of October 10, 2016 there were 1,304 holders of record of the Company’s common stock. On October 10, 2016 the closing price of the Company’s Common Stock as reported by the NASDAQ Capital Market was $0.62 per share.
The Company has never declared or paid a cash dividend on its common stock and presently intends to retain any future earnings to finance future growth and working capital needs.
On February 19, 2016 the Company received a delisting letter from Nasdaq concerning the Company's equity being approximately $2,453,000 as of December 31, 2015 which is approximately $47,000 below the NASDAQ Minimum Equity Listing Requirement. The Company submitted a plan to Nasdaq outling how it plans to regain compliance. The Company's plan was accepted by Nasdaq and the Company was given until August 17, 2016 to implement its plan and regain compliance.

On March 2, 2016, NASDAQ notified the Escalon Medical Corp. (the "Company") that the bid price of its listed security had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2) (the "Rule"). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until August 29, 2016, to regain compliance with the Rule. The Company received a letter from NASDAQ dated August 30, 2016 stating that the NASDAQ staff determined that the Company did not meet the terms of the extension. The Company had previously requested an appeal of the staff's determination of the Company's failure to comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing.

Therefore, both issues will be addressed at the requested hearing with the Hearings Panel which will take place on October 13, 2016. The Company is continuing its plan for compliance with the NASDAQ continued listing standards. The Company's appeal of the NASDAQ’s determination to the Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series will stay the suspension of the Company’s securities pending the Panel’s decision.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with the consolidated financial statements and notes thereto and other financial information contained elsewhere in this Form 10-K and the discussion under “Risk Factors” included in Item IA of this Form 10-K.

Executive Overview—Fiscal Years Ended June 30, 2016 and 2015
The following highlights are discussed in further detail within this Form 10-K. The reader is encouraged to read this Form 10-K in its entirety to gain a more complete understanding of factors impacting Company performance and financial condition.

•
Product revenue from continuing operations decreased approximately $1,560,000 or 11.9% during the fiscal year ended June 30, 2016 as compared to the prior fiscal year. The decrease in revenue is attributed to the decreased sales in Sonomed's ultrasound products of $1,215,000, decrease in Digital products of $434,000 and offset by an increase in sales of Trek products of $89,000.

•
Cost of goods sold as a percentage of product revenue from continuing operations increased to approximately 53.5% of product revenues during the fiscal year ended June 30, 2016, as compared to approximately 53.3% of product revenue for the prior fiscal year. The increase of 0.2% in cost of goods sold as a percentage of revenue is mainly due to the reduced margin of ultrasound products during the current period.

•
Operating expenses decreased approximately 9.2% during the fiscal year ended June 30, 2016, as compared to the prior fiscal year. This was due to decreased marketing, general and administrative expenses of 13.8% and offset by an increase of 11.4% in research and development.

Results of Operations
Fiscal Years Ended June 30, 2016 and 2015
The following table shows consolidated product revenue, as well as identifying trends in revenues for the fiscal years ended June 30, 2016 and 2015. Table amounts are in thousands:

	Fiscal Years Ended June 30,
	2016	2015	% Change
Product Revenue:
Sonomed-Escalon	$11,576	$13,136	(11.9)%
Total	$11,576	$13,136	(11.9)%
Consolidated product revenue from continuing operations decreased approximately $1,560,000 or 11.9%, to $11,576,000 during the year ended June 30, 2016 as compared to the last fiscal year, resulting from decreased sales in Sonomed's ultrasound products of $1,215,000, decrease in Digital products of $434,000 and offset by an increase in sales of Trek products of $89,000. Reduction is related to reduced international sales related to the strong dollar vs. the EURO and continued weakness in South America related to the economic troubles in the region.

The following table presents consolidated cost of goods sold and as a percentage of revenues for the fiscal years ended June 30, 2016 and 2015. Table amounts are in thousands:

	Fiscal Years Ended June 30,
	2016	%	2015	%
Cost of Goods Sold:
Sonomed-Escalon	$6,198	53.5%	$7,007	53.3%
Total	$6,198	53.5%	$7,007	53.3%

Consolidated cost of goods sold from continuing operations totaled approximately $6,198,000, or 53.5%, of product revenue from continuing operations, for the fiscal year ended June 30, 2016, as compared to $7,007,000, or 53.3%, of product revenue from continuing operations, for the prior fiscal year. The increase of 0.2% in cost of goods sold as a percentage of revenue is mainly due to the mix of products sold in the current year.

The following table presents consolidated marketing, general and administrative expenses as well as identifying trends in marketing, general and administrative expenses for the fiscal years ended June 30, 2016 and 2015. Table amounts are in thousands:

	Fiscal Years Ended June 30,
	2016	2015	% Change
Marketing, General and Administrative:
Sonomed-Escalon	$5,069	$5,880	(13.8)%
Total	$5,069	$5,880	(13.8)%

Consolidated marketing, general and administrative expenses from continuing operations decreased $811,000, or 13.8%, to $5,069,000 during the fiscal year ended June 30, 2016, as compared to the prior fiscal year. The decrease in marketing, general and administrative expenses is due to decreased head counts as a result of the October 2015 planned reductions, travel expense and bad debt expense of $121,000 booked in 2015.
The following table presents consolidated research and development expenses from continuing operations for the fiscal years ended June 30, 2016 and 2015.
Table amounts are in thousands:

	Fiscal Years Ended June 30,
	2016	2015	% Change
Research and Development:
Sonomed Escalon	$1,450	$1,302	11.4%
Total	$1,450	$1,302	11.4%
Consolidated research and development expenses from continuing operations increased $148,000, or 11.4% of product revenue, to $1,450,000 during the fiscal year ended June 30, 2016, as compared to the prior fiscal year. Research and development expenses were primarily expenses associated with the introduction of new or enhanced products. The increase in R&D expense is due to increased consulting expense.
No customer represented more than 10% of consolidated revenue from continuing operations for the years ended June 30, 2016 and 2015. Foreign sales in 2016 decreased $393,000 or 8% to $4,661,000.

	2016	2015
Sonomed-Escalon	$4,660,952	$5,053,818
Total	$4,660,952	$5,053,818

Total Net Revenue	$11,576,466	$13,136,203
	40.3%	38.5%

Discontinued Operations

For the years ended June 30, 2016 and 2015 the Company had net loss and income from discontinued operation of $0 and $511,000, respectively. During fiscal year 2015 the Company was informed by French Counsel that the total amount claimed by the BHH landlord in the liquidation of BHH was approximately $86,000. The Company did not have insight into the French liquidation process due to the Liquidator's reticence to communicate with the Company. As such, the Company had accrued the present value of the maximum amount potentially due under the lease guaranteed by the Company on behalf of BHH. The landlord's claim under liquidation of approximately $86,000 can not be revisited by the landlord and can only be potentially increased by interest or sundry expenses.

Liquidity and Capital Resources

The following table presents overall liquidity and capital resources as of June 30, 2016 and 2015. Table amounts are in thousands:

	June 30,
	2016	2015
Current Ratio:
Current assets	$4,717	$5,768
Less: Current liabilities	2,784	2,762
Working capital	$1,933	$3,006
Current ratio	1.69 to 1	2.1 to 1
Debt to Total Capital Ratio:
Notes payable and current portion of long-term debt	$275	$—
Total debt	275	—
Total equity	1,910	2,990
Total capital	$2,185	$2,990
Total debt to total capital	12.6%	—%
Working Capital Position
Working capital decreased $1,073,000 as of June 30, 2016, and the current ratio decreased to 1.69 to 1 from 2.1 to 1 when compared to June 30, 2015.
Overall total current assets decreased $1,051,000 to $4,717,000 in 2016 from $5,768,000 in 2015. Total current liabilities, which consists of current portion of post-retirement pension benefits, accounts payable, accrued expenses, and liabilities of discontinued operations, increased $22,000 to $2,784,000 in 2016 from $2,762,000 in 2015.

Cash Used In or Provided By Operating Activities
During fiscal 2016, the Company used approximately $1,197,000 of cash for operating activities as compared to using approximately $457,000 for operating activities during the year ended June 30, 2015.
For the year ended June 30, 2016, the Company had a net loss of $1,152,000. Cash outflows were mainly due to an increase in inventory of $64,000, an increase in other current assets of $36,000, and a decrease in accounts payable and accrued expenses of $255,000, partially offset by the cash inflow from a decrease in accounts receivable of $171,000, an increase in accrued post retirement benefits of $38,000, non cash items of depreciation and amortization of $25,000, stock compensation of $20,000 and compensation expense related to stock options of $52,000.
For the year ended June 30, 2015, the Company had a net loss of $541,000, which includes net gain from discontinued operations of $511,000, mainly due to reduction of lease accrual, a increase in accounts receivable of $96,000, a decrease in inventory of $691,000, a decrease in other current assets of $41,000, a decrease in accrued post retirement benefits of $44,000, and a decrease in accounts payable and accrued expenses of $82,000, partially offset by non cash items of depreciation and amortization of $14,000 and compensation expense related to stock options of $67,000.

Cash Flows Used In Investing and Financing Activities
Cash flows used in investing activities for 2016 were approximately $56,000 related to the purchase of fixed assets for continuing operations.
Cash flows used in investing activities for 2015 were approximately $36,000 related to the purchase of fixed assets for continuing operations.
Any necessary capital expenditures have generally been funded out of cash from operations, and the Company is not aware of any factors that would cause historical capital expenditure levels to not be indicative of capital expenditures in the future and, accordingly, does not believe that the Company will have to commit material resources to capital investment for the foreseeable future.
During 2016 the cash inflow from financing activities of $275,000 were due to related party note payable and during 2015 there was no cash flows used in or provided by financing activities.

Common Stock
The Company’s common stock is currently listed on the NASDAQ Capital Market. In order to continue to be listed on the NASDAQ Capital Market, the following requirements must be met:

•
Shareholders’ equity of $2,500,000 or market value of listed securities of $35,000,000 or net income from continuing operations (in the latest fiscal year or two of the last three fiscal years) of $500,000;

•	500,000 publicly held shares;

•	$1,000,000 market value of publicly held shares;

•	A minimum bid price of $1;

•	300 round lot shareholders;

•	Two market makers; and

•	Compliance with corporate governance standards.

On February 19, 2016 the Company received a delisting letter from Nasdaq concerning the Company's equity being approximately $2,453,000 as of December 31, 2015 which is approximately $47,000 below the NASDAQ Minimum Equity Listing Requirement. The Company submitted a plan to Nasdaq outling how it plans to regain compliance. The Company's plan was accepted by Nasdaq and the Company was given until August 17, 2016 to implement its plan and regain compliance.

On March 2, 2016, NASDAQ notified the Escalon Medical Corp. (the "Company") that the bid price of its listed security had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2) (the "Rule"). In accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until August 29, 2016, to regain compliance with the Rule. The Company received a letter from NASDAQ dated August 30, 2016 stating that the NASDAQ staff determined that the Company did not meet the terms of the extension.

The Company had previously requested an appeal of the staff's determination of the Company's failure to comply with the minimum $2,500,000 stockholders’ equity requirement for continued listing.

Therefore, both issues will be addressed at the requested hearing with the Hearings Panel which will take place on October 13, 2016. The Company is continuing its plan for compliance with the NASDAQ continued listing standards. The Company's appeal of the NASDAQ’s determination to the Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series will stay the suspension of the Company’s securities pending the Panel’s decision.

Critical Accounting Policies
The preparation of financial statements requires management to make estimates and assumptions that impact amounts reported therein. The most significant of those involve the application of FASB issued authoritative guidance concerning Revenue Recognition, Goodwill and Other Intangible Assets, discussed further in the notes to consolidated financial statements included in this Form 10-K. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, and, as such, include amounts based on informed estimates and judgments of management. For example, estimates are used in determining valuation allowances for deferred income taxes, uncollectible receivables, obsolete inventory, sales returns and rebates warranty liabilities and purchased intangible assets. Actual results achieved in the future could differ from current estimates. The Company used what it believes are reasonable assumptions and, where applicable, established valuation techniques in making its estimates.
Revenue Recognition
The Company recognizes revenue from the sale of its products at the time of shipment, when title and risk of loss transfer. The Company provides products to its distributors at agreed upon wholesale prices and to the balance of its customers at set retail prices. Distributors can receive discounts for accepting high volume shipments. The discounts are reflected immediately in the net invoice price, which is the basis for revenue recognition. No further material discounts are given.
The Company’s considerations for recognizing revenue upon shipment of product to a distributor are based on the following:

•
Persuasive evidence that an arrangement (purchase order and sales invoice) exists between a willing buyer (distributor) and the Company that outlines the terms of the sale (company information, quantity of goods, purchase price and payment terms). The buyer (distributor) does not have a right of return.

•
Shipping terms are ex-factory shipping point. At this point the buyer (distributor) takes title to the goods and is responsible for all risks and rewards of ownership, including insuring the goods as necessary.

•
The Company’s price to the buyer (distributor) is fixed and determinable as specifically outlined on the sales invoice. The sales arrangement does not have customer cancellation or termination clauses.

•
The buyer (distributor) places a purchase order with the Company; the terms of the sale are cash, COD or credit. Customer credit is determined based on the Company’s policies and procedures related to the buyer’s (distributor’s) creditworthiness. Based on this determination, the Company believes that collectability is reasonably assured.

The Company assesses collectability based on creditworthiness of the customer and past transaction history. The Company performs ongoing credit evaluations of its customers and does not require collateral from its customers. For many of the Company’s international customers, the Company requires an irrevocable letter of credit to be issued by the customer before the purchase order is accepted.
Valuation of Intangible Assets
The Company annually evaluates for impairment its intangible assets and goodwill in accordance with the provisions of FASB issued authoritative guidance for Goodwill and Other Intangible Assets, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. These intangible assets include goodwill, trademarks and trade names. Recoverability of these assets is measured by comparison of their carrying amounts to future discounted cash flows the assets are expected to generate. If identifiable intangibles are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. The Company does not amortize intangible assets with indefinite useful lives, rather such assets are required to be tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired. The Company performs its intangible asset impairment tests on or about June 30, of each year. Any such impairment charge could be significant and could have a material adverse impact on the Company’s financial statements if and when an impairment charge is recorded.
Income/(Loss) Per Share
The Company computes net income/(loss) per share under the provisions of FASB issued authoritative guidance.
Under the provisions of FASB issued authoritative guidance, basic and diluted net income/(loss) per share is computed by dividing the net income/(loss) for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net income/(loss) per share excludes potential common shares if the impact is anti-dilutive. Basic earnings per share are computed by dividing net income/(loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are determined in the same manner as basic earnings per share, except that the number of shares is increased by assuming exercise of dilutive stock options and warrants using the treasury stock method.
Taxes
Estimates of taxable income of the various legal entities and jurisdictions are used in the tax rate calculation. Management uses judgment in estimating what the Company’s income will be for the year. Since judgment is involved, there is a risk that the tax rate may significantly increase or decrease in any period.

In determining income/(loss) for financial statement purposes, management must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense. FASB issued authoritative guidance concerning accounting for income taxes also requires that the deferred tax assets be reduced by a valuation allowance, if based on the available evidence, it is more likely that not that all or some portion of the recorded deferred tax assets will not be realized in future periods.
In evaluating the Company’s ability to recover the Company’s deferred tax assets, management considers all available positive and negative evidence including the Company’s past operating results, the existence of cumulative losses and near-term forecasts of future taxable income that is consistent with the plans and estimates management is using to manage the underlying businesses.
Through June 30, 2016, the Company has recorded a valuation allowance against the deferred tax assets resulting from the Company’s net operating losses for all of the deferred tax asset due to uncertainty of their realization as a result of the Company’s earnings history, the number of years the Company’s net operating losses and tax credits can be carried forward, the existence of taxable temporary differences and near-term earnings expectations. The amount of the valuation allowance could decrease if facts and circumstances change that materially increase taxable income prior to the expiration of the loss carryforwards. Any reduction would reduce (increase) the income tax expense (benefit) in the period such determination is made by the Company.
The Company has adopted FASB issued guidance related to accounting for uncertainty in income taxes, which provides a comprehensive model for the recognition, measurement, and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under the FASB guidance a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. The Company has elected to recognize interest expense and penalties related to uncertain tax positions as a component of its provision for income taxes.
Stock-Based Compensation
Stock-based compensation expense for all stock-based compensation awards granted after July 1, 2006 is based on the grant-date fair value estimate in accordance with the provisions of the FASB issued guidance. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award.
Valuations are based on highly subjective assumptions about the future, including stock price volatility and exercise patterns. The fair value of share-based payment awards was estimated using the Black-Scholes option pricing model. Expected volatilities are based on the historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee terminations. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.
Recently Issued Accounting Standards
In April 2014 FASB issued Accounting Standards Update 2014-08 Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. Under the new provision only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results will be reported as discontinued operations in the financial statements; a business or nonprofit activity that, on acquisition, meets the criteria to be classified as held for sale is reported in discontinued operations; and a disposal of an equity method investment that meets the definition of discontinued operation is reported in discontinued operations. A public business entity and a non-for-profit entity that has issued, or is a conduit bond obligor for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market should apply the amendments prospectively to all disposals that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of this standard did not have a material impact to the Company’s consolidated financial statements.
In May 2014 FASB issued Accounting Standards Update 2014-09 Revenue from Contracts with Customers (Topic 606). Under the new provision, an entity should apply five steps for revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For a public entity, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In August 2015 FASB issued accounting Standards Update No. 2015-13 Revenue from Contracts with Customers (Topic 606) deferral of the effective date. The amendments in this Update defer the effective date of Update 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within the reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within the reporting period. Management is evaluating the standard's impact on the consolidated financial statements.
In June 2014 FASB issued Accounting Standards Update 2014-11 Compensation-Stock Compensation (Topic 718) Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. For all entities, the amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In August 2014 FASB issued Presentation of Financial Statements-Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards.The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In November 2014 FASB issued Derivatives and Hedging (Topic 815) Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. For hybrid financial instruments issued in the form of a share, an entity should determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract.The amendments in this Update are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In January 2015, FASB issued Accounting Standards Update 2015-01 Income Statement - Extraordinary and Unusual Items Simplifying Income Statement presentation by eliminating the concept of extraordinary items. The amendment will be effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In February 2015, FASB issued Accounting Standards Update 2015-02 Consolidation Amendments to the Consolidation Analysis. The amendments affect those entities who are required to evaluate whether they should consolidate certain legal entities and affect the following areas: limited partnership and similar legal entities, evaluating fees paid to a decision maker or a service provider as a variable interest, the effect of fee arrangements on the primary beneficiary determination, the effect of related parties on the primary beneficiary determination, and certain investment funds. The amendments in this update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal year beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In April 2015, FASB issued Accounting Standards Update 2015-03 Interest-Imputation of Interest to simply the presentation of debt issuance costs. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal year. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15,2015, and interim periods within fiscal years beginning after December 15, 2016. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In April 2015, FASB issued Accounting Standards Update 2015-04 Compensation-Retirement Benefits (Topic 715) to provide practical expedient for the measurement date of an employer’s defined benefit obligation and plan assets. The amendments in this Update are effective for public business entities for financial statements issued for fiscal year beginning after December 15, 2015, and interim periods within those fiscal year. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

In April 2015, FASB issued Accounting Standards Update 2015-05 Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40) to provide guidance to customers about whether a cloud computing arrangement includes a software license. For public business entities, the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendments will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In April 2015, FASB issued Accounting Standards Update 2015-06 Earnings Per Share (Topic 260). The Amendments specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method are required. The amendments are effective for fiscal year beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In May 2015, FASB issued Accounting Standards Update 2015-07 Fair Value Measurement (Topic 820). The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments apply to reporting entities that elect to measure the friar value of an investment within the scope of paragraph 820-10-15-4 through 15-5 using the net asset value per share (or its equivalent) practical expedient in paragraph 820-35-59. The amendments in this Update are effective for public business entities for fiscal year beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In May 2015, FASB issued Accounting Standard Update 2015-08 Business Combinations (Topic 805) as amendments to various SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 115. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In May 2015, FASB issued Accounting Standard Update 2015-09 Financial Services-Insurance (Topic 944). The amendments apply to all insurance entities that issue short-duration contracts as defined in Topic 944, Financial Service-Insurance. The amendments require insurance entities to provide additional disclosure for annual reporting periods about liability for unpaid claims and claim adjustment expenses. For public entities, the amendments in this Update are effective for annual periods beginning after December 15, 2015, and interim periods within annual periods beginning after December 15, 2016. For all other entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within annual periods beginning after December 15, 2017. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In June 2015, FASB issued Accounting Standards Update 2015-10 Technical Correction and Update. The amendments affect wide variety of Topics in Codification in the following four categories: Amendments related to differences between original guidance and the codification, guidance clarification and reference corrections, simplification and minor improvements. The amendments in this Update that require transition guidance are effective for all entities for fiscal year, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In July 2015 FASB issued Accounting Standards Update No. 2015-11 Inventory Simplifying the Measurement of Inventory. Inventory measured using any method other than LIFO or the retail or average cost shall be measured at the lower of cost and net realizable value. For public business entities, the amendments in this update are effective for fiscal year beginning after December 15, 2016, including interim periods within those fiscal Years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In July 2015 FASB issued Accounting Standards Update No. 2015-12 (Part I) Plan Accounting: Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965) to reduce the complexity in employee benefit plan accounting. Under the amendments, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. The amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2015. Earlier application is permitted.The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

In August 2015 FASB issued Accounting Standard Update No. 2015-13 Derivatives and Hedging (Topic 815) Application of the Normal Purchases and Normal Sales Scope Exception to Certain Electricity Contracts within Nodal Energy Markets. The amendments apply to entities that enter into contracts for the purchase or sale of electricity on a forward basis and arrange for transmission through, or delivery to a location within, a nodal energy market whereby one of the contracting parties incurs charges (or credits) for the transmission of that electricity based in part on locational marginal pricing differences payable to (or receivable from) an independent system operator. The amendments specify that the use of locational marginal pricing by the independent system operator does not constitute the net settlement of the contract. If the physical delivery criterion is met, along with all of the other criteria of the normal purchase and normal scales scope exception, an entity may elect to designate that contract as a normal purchase or normal sale. The amendments in the Update are effective upon issuance and should be applied prospectively. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In August 2015 FASB issued Accounting Standards Update No. 2015-15 Interest -Imputation of Interest (Subtopic 835-30). This update adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (EIFF) meeting about the presentation of subsequent measurement of debt issuance costs associated with line-of-credit arrangements. Given the absence of authoritative guidance within Update 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance cots ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In September 2015 FASB issued Accounting Standards Update No. 2015-16 Business Combinations (Topic 805) Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record in the same period’s financial statements the effect on earnings of changes in depreciation, amortization or other income effects, if any, as result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Under this Update an entity must present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 2016, and interim periods within fiscal years beginning after December 15, 2017. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In November 2015 FASB issued Accounting Standards Update No. 2015-17 Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes to reduce complexity in accounting standards. The amendments require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In January 2016 FASB issued Accounting Standards Update No. 2016-01 Financial Instruments-Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Financial Liabilities. Under the amendment, equity investments (with exceptions) must be evaluated at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Qualitative assessment is required for impairment assessment of equity investments without readily determinable fair values to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. Public business entities are required to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. An entity must present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. Financial assets and financial liabilities must be presented separately by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In February 2016 FASB issued Account Standards Update No. 2016-02 Leases (Topic 842) that changes the recognition of lease assets and lease liabilities by lessess for those leases classified as operating lease. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for a public business entity. Early adoption is permitted. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements. Management is evaluating the standard's impact on the consolidated financial statements.
In March 2016 FASB issued Account Standards Update No. 2016-03 Intangibles-Goodwill and other (Topic 350), Business Combinations (Topic 805) Consolidation (Topic 810) and Derivatives and Hedging (Topic 815) The amendments in this Update could affect all private companies within the scope of Update 2014-02; Update 2014-03; Update 2014-07, Consolidation (Topic 810): Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements; or Update 2014-18, Business Combinations (Topic 805): Accounting for Identifiable Intangible Assets in a Business Combination. The amendments in this Update make the guidance in Updates 2014-02, 2014-03, 2014-07, and 2014-18 effective immediately by removing their effective dates. The amendments also include transition provisions that provide that private companies are able to forgo a preferability assessment the first time they elect the accounting alternatives within the scope of this Update. Any subsequent change to an accounting policy election requires justification that the change is preferable under Topic 250, Accounting Changes and Error Corrections. The amendments in this Update also extend the transition guidance in Updates 2014-02, 2014-03, 2014-07, and 2014-18 indefinitely. While this Update extends transition guidance for Updates 2014-07 and 2014-18, there is no intention to change how transition is applied for those two Updates. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In March 2016 FASB issued Account Standards Update No. 2016-07 Investments-Equity Method and Joint Ventures (Topic 323) The amendments in this Update affect all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. It eliminates the requirement to retroactively adopt the equity method of accounting for adjustment of the investment. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In March 2016 FASB issued Account Standards Update No. 2016-08 Revenue from Contracts with Customers (Topic) Principal vs. Agent Considerations. The amendments in this Update do not change the core principle of the guidance. The amendments clarify the implementation guidance on principal versus agent considerations. The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09. Accounting Standards Update No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The effective date is same as the date for Update No. 2014-09. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In March 2016 FASB issued Account Standards Update No. 2016-09 Compensation-Stock Compensation -(Topic 718) Improvements to employee share-based payments accounting as part of simplicity initiatives. This update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to nonpublic entities. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Escalon Medical Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Shareholders of Escalon Medical Corp.
We have audited the accompanying consolidated balance sheets of Escalon Medical Corp. and Subsidiaries as of June 30, 2016 and 2015, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Escalon Medical Corp. and Subsidiaries as of June 30, 2016 and 2015, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's continued losses from operations and negative cash flows from operating activities raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Mayer Hoffman McCann P.C.
Plymouth Meeting, Pennsylvania
October 12, 2016

ESCALON MEDICAL CORP. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

	June 30, 2016	June 30, 2015
ASSETS
Current assets:
Cash and cash equivalents	$538,114	$1,516,761
Accounts receivable, net	1,614,549	1,785,928
Inventory, net	2,283,148	2,219,615
Other current assets	281,330	245,520
Total current assets	4,717,141	5,767,824
Property and equipment, net	81,206	48,013
Goodwill	125,027	125,027
Trademarks and trade names	605,006	605,006
Patents, net	2,000	3,200
Total assets	$5,530,380	$6,549,070
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of post-retirement benefits	$101,891	$101,891
Accounts payable	1,091,923	1,044,199
Accrued expenses	1,226,842	1,529,428
Related party note payable	275,000	—
Liabilities of discontinued operations	88,660	86,176
Total current liabilities	2,784,316	2,761,694
Accrued post-retirement benefits, net of current portion	835,589	797,431
Total long-term liabilities	835,589	797,431
Total liabilities	3,619,905	3,559,125
Shareholders' equity:
Common stock, $0.001 par value; 35,000,000 shares authorized; 7,551,430 and 7,526,430 issued and outstanding as of June 30, 2016 and 2015, respectively	7,551	7,526
Additional paid-in capital	69,701,907	69,629,889
Accumulated deficit	(67,798,983)	(66,647,470)
Total shareholders’ equity	1,910,475	2,989,945
Total liabilities and shareholders’ equity	$5,530,380	$6,549,070
See notes to consolidated financial statements

ESCALON MEDICAL CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended June 30,	2016	2015
Net revenues:
Product revenue	$11,576,466	$13,136,203
Revenues, net	11,576,466	13,136,203
Costs and expenses:
Cost of goods sold	6,197,739	7,006,770
Marketing, general and administrative	5,068,950	5,879,852
Research and development	1,450,069	1,301,782
Total costs and expenses	12,716,758	14,188,404
Loss from continuing operations	(1,140,292)	(1,052,201)
Other (expense) income
Interest income	179	105
Interest expense	(11,400)	—
Total other income	(11,221)	105
Net loss from continuing operations	(1,151,513)	(1,052,096)
Income from discontinued operations before taxes	—	510,851
Benefit (provision) for income taxes	—	—
Net income from discontinued operations	—	510,851
Net (loss)	$(1,151,513)	$(541,245)
Net (loss) income per share
Basic:
Continuing operations	$(0.15)	$(0.14)
Discontinued operations	—	0.07
Net (loss)	$(0.15)	$(0.07)
Diluted:
Continuing operations	$(0.15)	$(0.14)
Discontinued operations	—	0.07
Net loss	$(0.15)	$(0.07)
Weighted average shares—basic	7,541,013	7,526,430
Weighted average shares—diluted	7,541,013	7,526,430
See notes to consolidated financial statements

ESCALON MEDICAL CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED JUNE 30, 2016 and 2015

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance at June 30, 2014	7,526,430	$7,526	$69,562,522	$(66,106,225)	$3,463,823

Net loss	—	—	—	(541,245)	(541,245)
Compensation expense	—	—	67,367	—	67,367
Balance at June 30, 2015	7,526,430	7,526	69,629,889	(66,647,470)	2,989,945
Net loss	—	—	—	(1,151,513)	(1,151,513)
Issuance of stock	25000	25	19,725	—	19,750
Compensation expense	—	—	52,293	—	52,293
Balance at June 30, 2016	7,551,430	$7,551	$69,701,907	$(67,798,983)	$1,910,475
See notes to consolidated financial statements

ESCALON MEDICAL CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30,	2016	2015
Cash Flows from Operating Activities:
Net (loss)	$(1,151,513)	$(541,245)
Adjustments to reconcile net (loss) to cash used in operating activities of continuing operations:
Net loss (income) from discontinued operations	—	(510,851)
Depreciation and amortization	24,651	14,302
Compensation expense related to stock options	52,293	67,367
Stock compensation	19,750	—
Increase in liabilities of discontinued operations	2,484	—
Change in operating assets and liabilities:
Accounts receivable, net	171,379	(95,772)
Inventory, net	(63,533)	691,112
Other current assets	(35,810)	41,027
Accounts payable and accrued expenses	(254,862)	(82,397)
Change in accrued post-retirement benefits	38,158	(44,268)
Net cash (used in) operating activities from continuing operations	(1,197,003)	(460,725)
Net cash provided by (used in) operating activities from discontinued operations	—	4,191
Net cash (used in) operating activities	(1,197,003)	(456,534)
Cash Flows from Investing Activities:
Purchase of fixed assets	(56,644)	(36,259)
Net cash (used in) investing activities from continuing operations	(56,644)	(36,259)
Cash Flows from Financing Activities:
Proceeds from related party note payable	275,000	—
Net cash provided by financing activities from continuing operations	275,000	—
Net (decrease) in cash and cash equivalents	(978,647)	(492,793)
Cash and cash equivalents, beginning of year	1,516,761	2,009,554
Cash and cash equivalents, end of year	$538,114	$1,516,761
See notes to consolidated financial statements

Escalon Medical Corp. and Subsidiaries
Notes to Consolidated Financial Statements

1. Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Escalon Medical Corp. (“Escalon” or the “Company”) has incurred recurring operating losses and negative cash flows from operating activities and the fourth quarter was hampered by the transition to new products which involved the discounting of our older product inventory and a material exchange rate reduction between the Euro and the US Dollar.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The 2016 consolidated financial statements do not include any adjustments relating to the realization of the carrying value of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's continuance as a going concern is dependent on its future profitability and on the on-going support of its shareholders, affiliates and creditors. In order to mitigate the going concern issues, the Company is actively pursuing business partnerships, managing our continuing operations, and seeking to sell certain assets. The Company may not be successful in any of these efforts.

The Company’s forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in “Risk Factors”. If the Company raises funds in the future, the Company may be required to raise those funds through public or private financings, strategic relationships or other arrangements at prices and other terms that my not be as favorable as they would without such qualification. The sale of additional equity and debt securities may result in additional dilution to the Company’s shareholders. Additional financing may not be available in amounts or on terms acceptable to the Company or at all.

2. Organization and Description of Business and Business Conditions

     The Company is a Pennsylvania corporation initially incorporated in California in 1987, and reincorporated in Pennsylvania in November 2001. Within this document, the “Company” collectively shall mean Escalon and its wholly owned subsidiaries: Sonomed, Inc. (“Sonomed”), Trek, Inc. (“Trek”), Escalon Medical Europe GmbH (inactive), Escalon Digital Solutions, Inc. (“EMI”), Escalon Pharmaceutical, Inc. (“Pharmaceutical” inactive), Escalon Holdings, Inc. (“EHI”), Escalon IP Holdings, Inc., Sonomed IP Holdings, Inc., Drew Scientific Holdings, Inc. (discontinued), Drew Scientific Inc. (discontinued), and Drew Scientific Group, Plc (“Drew”) and its subsidiaries (discontinued). All intercompany accounts and transactions have been eliminated.

The Company operates in the healthcare market, specializing in the development, manufacture, marketing and distribution of medical devices and pharmaceuticals in the area of ophthalmology. The Company and its products are subject to regulation and inspection by the United States Food and Drug Administration (the “FDA”). The FDA requires extensive testing of new products prior to sale and has jurisdiction over the safety, efficacy and manufacture of products, as well as product labeling and marketing.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred recurring operating losses and negative cash flows from operating activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

3. Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
For the purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. From time to time cash balances exceed federal insurance limits.
Fair Value of Financial Instruments
On July 1, 2008, the Company adopted Financial Accounting Standards Board (“FASB”) issued authoritative guidance related to fair value measurement for financial assets and liabilities. The carrying amounts for cash and cash equivalents, accounts receivable, post-retirement benefits, accounts payable and accrued liabilities approximate their fair value because of their short-term maturity. The carrying amounts of long-term post retirement benefits approximate fair value since the Company utilizes approximate current market interest rates to calculate the liability. While we believe the carrying value of the assets and liabilities is reasonable, considerable judgment is used to develop estimates of fair value; thus the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange.
Revenue Recognition
The Company recognizes revenue from the sale of its products at the time of shipment, when title and risk of loss transfer. The Company provides products to its distributors at agreed wholesale prices and to the balance of its customers at set retail prices. Distributors can receive discounts for accepting high volume shipments. The discounts are reflected immediately in the net invoice price, which is the basis for revenue recognition. No further material discounts or sales incentives are given.
The Company’s considerations for recognizing revenue upon shipment of product to a distributor are based on the following:

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Persuasive evidence that an arrangement (purchase order and sales invoice) exists between a willing buyer (distributor) and the Company that outlines the terms of the sale (company information, quantity of goods, purchase price and payment terms). The buyer (distributor) does not have a right of return.

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Shipping terms are ex-factory shipping point. At this point the buyer (distributor) takes title to the goods and is responsible for all risks and rewards of ownership, including insuring the goods as necessary.

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The Company’s price to the buyer (distributor) is fixed and determinable as specifically outlined on the sales invoice. The sales arrangement does not have customer cancellation or termination clauses.

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The buyer (distributor) places a purchase order with the Company; the terms of the sale are cash, COD or credit. Customer credit is determined based on the Company’s policy and procedures related to the buyer’s (distributor’s) creditworthiness. Based on this determination, the Company believes that collectibility is reasonably assured.

Provision has been made for estimated sales returns based on historical experience.
Shipping and Handling Revenues and Costs
Shipping and handling revenues are included in product revenue and the related costs are included in cost of goods sold.
Inventory
Raw materials, work in process and finished goods are recorded at lower of cost (first-in, first-out) or market. The composition of inventory is as follows:

	June 30,
	2016	2015
Raw materials	$1,093,526	$1,111,730
Work in process	362,766	333,526
Finished goods	826,856	774,359
Total inventory	$2,283,148	$2,219,615

Valuation allowance activity for the years ended June 30, 2016 and 2015 was as follows:

	June 30,
	2016	2015
Balance, July 1	$198,120	$198,120
Provision for valuation allowance	—	—
Write-off	—	—
Balance, June 30	$198,120	$198,120
Accounts Receivable
Accounts receivable are recorded at net realizable value. The Company performs ongoing credit evaluations of customers’ financial condition and does not require collateral for accounts receivable arising in the normal course of business. The Company maintains allowances for potential credit losses based on the Company’s historical trends, specific customer issues and current economic trends. Accounts are written off when they are determined to be uncollectible based on management’s assessment of individual accounts. Allowance for doubtful accounts activity for the years ended June 30, 2016 and 2015 was as follows:

	June 30,
	2016	2015
Balance, July 1	$230,544	$311,713
Provision for bad debts	3,914	181,976
Write-offs	(31,791)	(263,145)
Balance, June 30	$202,667	$230,544

As of June 30, 2016, the Company has one customer that represents approximately 11% of the total accounts receivable balance. As of June 30, 2015 no customers represented more than 10% of the total accounts receivable balance.
Property and Equipment
Property and equipment are recorded at cost. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or lease term. Depreciation on property and equipment is recorded using the straight-line method over the estimated economic useful life of the related assets. Estimated useful lives are generally 3 to 5 years for computer equipment and software, 5 to 7 years for furniture and fixtures and 5 to 10 years for production and test equipment. Depreciation and amortization expense for the years ended June 30, 2016 and 2015 was approximately $22,000 and $12,000, respectively.
Property and equipment consist of the following at:

	June 30,
	2016	2015
Equipment	$695,311	$638,667
Furniture and Fixtures	99,321	99,321
Leasehold Improvement	28,549	28,549
	823,181	766,537
Less: Accumulated depreciation and amortization	(741,975)	(718,524)
	$81,206	$48,013
Long-lived Assets
Long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An asset’s value is impaired if management’s estimate of the aggregate future cash flows, undiscounted and without interest charges, to be generated by the asset are less than the carrying value of the asset. Such cash flows consider factors such as expected future operating income and historical trends, as well as the effects of demand and competition. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the asset over the fair value of the asset. Such estimates require the use of judgment and numerous subjective assumptions which, if actual experience varies, could result in material differences in the requirements for impairment charges.
Intangible Assets
The Company follows FASB issued authoritative guidance for recording goodwill and other intangible assets, which discontinues the amortization of goodwill and identifiable intangible assets that have indefinite lives. In accordance with FASB issued authoritative guidance, these goodwill and identifiable intangible assets that have indefinite lives are tested for impairment on an annual basis.
Accrued Warranties
The Company provides a limited one year warranty against manufacturer’s defects on its products sold to customers. The Company’s standard warranties require the Company to repair or replace, at the Company’s discretion, defective parts during such warranty period. The Company accrues for its product warranty liabilities based on estimates of costs to be incurred during the warranty period, based on historical repair information for warranty costs.
Business Combinations
The Company allocates the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. When acquisitions are deemed material by management, the Company engages independent third-party appraisal firms to assist in determining the fair values of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets.
Stock-Based Compensation
Stock-based compensation expense for all share-based payment awards granted after July 1, 2006 is based on the grant date fair value estimate in accordance with the provisions of FASB issued authoritative guidance. As of June 30, 2016 and 2015 there was $0 and $39,613, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees under the plans. There is no remaining cost under the plan. For the years ended June 30, 2016 and 2015, $39,613 and $52,103, respectively, was recorded as compensation expense.
Valuations are based upon highly subjective assumptions about the future, including stock price volatility and exercise patterns. The fair value of share-based payment awards was estimated using the Black-Scholes option pricing model. Expected volatilities are based on the historical volatility of the Company’s stock. The Company uses historical data to estimate option exercise and employee terminations. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.
The Company has historically granted options under the Company’s option plans with an option exercise price equal to the closing market value of the stock on the date of the grant and with vesting, primarily for Company employees, either in equal annual amounts over a two to five year period or immediately, and, primarily for non-employee directors, immediately.
The Company did not receive any cash from share option exercises under stock-based payment plans for the years ended June 30, 2016 and 2015. The Company did not realize any tax effect, which would be a reduction in its tax rate, on options due to the full valuation allowances established on its deferred tax assets.
The Company measures compensation expense for non-employee stock-based awards based on the fair value of the options issued, as this measurement is used to measure the transaction, and is more reliable than the fair value of the services received. Fair value is measured as the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to compensation expense and additional paid-in capital. For the years ended June 30, 2016 and 2015, non-employee compensation expense was $12,680 and $15,264, respectively.
During 2016 the Company issued 25,000 shares to a consultant resulting in $19,750 in compensation expense.
Research and Development
All research and development costs are charged to operations as incurred.
Advertising Costs

Advertising costs are charged to operations as incurred. Advertising expense for the years ended June 30, 2016 and 2015 was $33,000 and $64,000, respectively.
Net Income (loss) Per Share
Earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. All outstanding stock options and warrants are considered potential common stock. The dilutive effect, if any, of stock options and warrants is calculated using the treasury stock method.
A reconciliation of the denominator of the basic and diluted earnings per share for the years ended June 30, 2016 and 2015 is as follows:

	2016	2015
Basic Weighted average shares outstanding	7,541,013	7,526,430
Effect of dilutive securities—Stock options and warrants	—	—
Diluted weighted average shares outstanding	7,541,013	7,526,430

For the years ended June 30, 2016 and 2015, the impact of all dilutive securities was omitted from the diluted earnings per share calculation as they reduce the loss per share (anti-dilutive). All of the outstanding options were excluded from the calculation of diluted earnings per share as the exercise price of the options exceeded the average share price of the Company’s common stock making the options anti-dilutive.
Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.
The Company follows the FASB issued authoritative guidance for accounting for income taxes which provides a comprehensive model for the recognition, measurement, and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under FASB Accounting Standards Codification ("ASC") 740-10, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. The Company has elected to recognize interest expense and penalties related to uncertain tax positions as a component of its provision for income taxes, if necessary.
Subsequent Events
The Company has evaluated subsequent events through October 12, 2016, which is the date the consolidated financial statements were available to be issued.
New Accounting Pronouncements
Recently Issued Accounting Standards
In April 2014 FASB issued Accounting Standards Update 2014-08 Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. Under the new provision only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results will be reported as discontinued operations in the financial statements; a business or nonprofit activity that, on acquisition, meets the criteria to be classified as held for sale is reported in discontinued operations; and a disposal of an equity method investment that meets the definition of discontinued operation is reported in discontinued operations. A public business entity and a non-for-profit entity that has issued, or is a conduit bond obligor for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market should apply the amendments prospectively to all disposals that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of this standard did not have a material impact to the Company’s consolidated financial statements.
In May 2014 FASB issued Accounting Standards Update 2014-09 Revenue from Contracts with Customers (Topic 606). Under the new provision, an entity should apply five steps for revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. For a public entity, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In August 2015 FASB issued accounting Standards Update No. 2015-13 Revenue from Contracts with Customers (Topic 606) deferral of the effective date. The amendments in this Update defer the effective date of Update 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within the reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within the reporting period. Management is evaluating the standard's impact on the consolidated financial statements.
In June 2014 FASB issued Accounting Standards Update 2014-11 Compensation-Stock Compensation (Topic 718). Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. For all entities, the amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In August 2014 FASB issued Presentation of Financial Statements-Going Concern (Subtopic 205-40) Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards.The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In November 2014 FASB issued Derivatives and Hedging (Topic 815)Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. For hybrid financial instruments issued in the form of a share, an entity should determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract.The amendments in this Update are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In December 2014 FASB issued Business Combinations (Topic 805) Accounting for Identifiable Intangible Assets in a Business Combination. An entity within the scope of this Update that elects the accounting alternative to recognize or otherwise consider the fair value of intangible assets as a result of any in-scope transactions should no longer recognize separately from goodwill.The amendments in this Update, at an entity’s election, apply to all entities except for public business entities and not-for-profit entities The decision to adopt the accounting alternative in this Update must be made upon the occurrence of the first transaction within the scope of this accounting alternative in fiscal years beginning after December 15, 2015, and the effective date of adoption depends on the timing of that first in-scope transaction. (1) customer-related intangible assets unless they are capable of being sold or licensed independently from the other assets of the business and (2) noncompetition agreements. The amendments in this Update are effective on November 18, 2014. The adoption of this standard did not have a material impact to the Company’s consolidated financial statements as it is not applicable to public companies.
In January 2015, FASB issued Accounting Standards Update 2015-01 Income Statement - Extraordinary and Unusual Items simplifying Income Statement presentation by eliminating the concept of extraordinary items. The amendment will be effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In February 2015, FASB issued Accounting Standards Update 2015-02 Consolidation Amendments to the consolidation analysis. The amendments affect those entities who are required to evaluate whether they should consolidate certain legal entities and affect the following areas: limited partnership and similar legal entities, evaluating fees paid to a decision maker or a service provider as a variable interest, the effect of fee arrangements on the primary beneficiary determination, the effect of related parties on the primary beneficiary determination, and certain investment funds. The amendments in this update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. For all other entities, the amendments in this Update are effective for fiscal year beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In April 2015, FASB issued Accounting Standards Update 2015-03 Interest-Imputation of Interest to simply the presentation of debt issuance costs. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal year. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15,2015, and interim periods within fiscal years beginning after December 15, 2016. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In April 2015, FASB issued Accounting Standards Update 2015-04 Compensation-Retirement Benefits (Topic 715) to provide practical expedient for the measurement date of an employer’s defined benefit obligation and plan assets. The amendments in this Update are effective for public business entities for financial statements issued for fiscal year beginning after December 15, 2015, and interim periods within those fiscal year. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Earlier adoption is permitted. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In April 2015, FASB issued Accounting Standards Update 2015-05 Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40) to provide guidance to customers about whether a cloud computing arrangement includes a software license. For public business entities, the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. For all other entities, the amendments will be effective for annual periods beginning after December 15, 2015, and interim periods in annual periods beginning after December 15, 2016. Early adoption is permitted for all entities. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In April 2015, FASB issued Accounting Standards Update 2015-06 Earnings Per Share (Topic 260). The Amendments specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a dropdown transaction should be allocated entirely to the general partner. Qualitative disclosures about how the rights to the earnings (losses) differ before and after the dropdown transaction occurs for purposes of computing earnings per unit under the two-class method are required. The amendments are effective for fiscal year beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In May 2015, FASB issued Accounting Standards Update 2015-07 Fair Value Measurement (Topic 820). The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The amendments apply to reporting entities that elect to measure the friar value of an investment within the scope of paragraph 820-10-15-4 through 15-5 using the net asset value per share (or its equivalent) practical expedient in paragraph 820-35-59. The amendments in this Update are effective for public business entities for fiscal year beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In May 2015, FASB issued Accounting Standard Update 2015-08 Business Combinations (Topic 805) as amendments to various SEC Paragraphs Pursuant to Staff Accounting Bulletin No. 115. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In May 2015, FASB issued Accounting Standard Update 2015-09 Financial Services-Insurance (Topic 944). The amendments apply to all insurance entities that issue short-duration contracts as defined in Topic 944, Financial Service-Insurance. The amendments require insurance entities to provide additional disclosure for annual reporting periods about liability for unpaid claims and claim adjustment expenses. For public entities, the amendments in this Update are effective for annual periods beginning after December 15, 2015, and interim periods within annual periods beginning after December 15, 2016. For all other entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within annual periods beginning after December 15, 2017. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

In June 2015, FASB issued Accounting Standards Update 2015-10 Technical Correction and Update. The amendments affect wide variety of Topics in Codification in the following four categories: Amendments related to differences between original guidance and the codification, guidance clarification and reference corrections, simplification and minor improvements. The amendments in this Update that require transition guidance are effective for all entities for fiscal year, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted.
In July 2015 FASB issued Accounting Standards Update No. 2015-11 Inventory simplifying the Measurement of Inventory. Inventory measured using any method other than LIFO or the retail or average cost shall be measured at the lower of cost and net realizable value. For public business entities, the amendments in this update are effective for fiscal year beginning after December 15, 2016, including interim periods within those fiscal Years. The amendments should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.In July 2015 FASB issued Accounting Standards Update No. 2015-12 (Part I) Plan Accounting: Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965) to reduce the complexity in employee benefit plan accounting. Under the amendments, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. The amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2015. Earlier application is permitted.The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.
In August 2015 FASB issued Accounting Standard Update No. 2015-13 Derivatives and Hedging (Topic 815) Application of the Normal Purchases and Normal Sales Scope Exception to Certain Electricity Contracts within Nodal Energy Markets. The amendments apply to entities that enter into contracts for the purchase or sale of electricity on a forward basis and arrange for transmission through, or delivery to a location within, a nodal energy market whereby one of the contracting parties incurs charges (or credits) for the transmission of that electricity based in part on locational marginal pricing differences payable to (or receivable from) an independent system operator. The amendments specify that the use of locational marginal pricing by the independent system operator does not constitute the net settlement of the contract. If the physical delivery criterion is met, along with all of the other criteria of the normal purchase and normal scales scope exception, an entity may elect to designate that contract as a normal purchase or normal sale. The amendments in the Update are effective upon issuance and should be applied prospectively. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

In August 2015 FASB issued Accounting Standards Update No. 2015-15 Interest -Imputation of Interest (Subtopic 835-30). This update adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (EIFF) meeting about the presentation of subsequent measurement of debt issuance costs associated with line-of-credit arrangements. Given the absence of authoritative guidance within Update 2015-03 for debt issuance costs related to line-of-credit arrangements, the SEC staff would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance cots ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

In September 2015 FASB issued Accounting Standards Update No. 2015-16 Business Combinations (Topic 805) Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record in the same period’s financial statements the effect on earnings of changes in depreciation, amortization or other income effects, if any, as result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Under this Update an entity must present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 2016, and interim periods within fiscal years beginning after December 15, 2017. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

In November 2015 FASB issued Accounting Standards Update No. 2015-17 Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes to reduce complexity in accounting standards. The amendments require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

In January 2016 FASB issued Accounting Standards Update No. 2016-01 Financial Instruments-Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Financial Liabilities. Under the amendment, equity investments (with exceptions) must be evaluated at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Qualitative assessment is required for impairment assessment of equity investments without readily determinable fair values to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. Public business entities are required to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. An entity must present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. Financial assets and financial liabilities must be presented separately by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements. For public business entities, the amendments in this

Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

In February 2016 FASB issued Account Standards Update No. 2016-02 Leases (Topic 842) that changes the recognition of lease assets and lease liabilities by lessess for those leases classified as operating lease. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for a public business entity. Early adoption is permitted. Management is evaluating the standard's impact on the consolidated financial statements.

In March 2016 FASB issued Account Standards Update No. 2016-03 Intangibles-Goodwill and other (Topic 350), Business Combinations (Topic 805) Consolidation (Topic 810) and Derivatives and Hedging (Topic 815) The amendments in this Update could affect all private companies within the scope of Update 2014-02; Update 2014-03; Update 2014-07, Consolidation (Topic 810): Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements; or Update 2014-18, Business Combinations (Topic 805): Accounting for Identifiable Intangible Assets in a Business Combination. The amendments in this Update make the guidance in Updates 2014-02, 2014-03, 2014-07, and 2014-18 effective immediately by removing their effective dates. The amendments also include transition provisions that provide that private companies are able to forgo a preferability assessment the first time they elect the accounting alternatives within the scope of this Update. Any subsequent change to an accounting policy election requires justification that the change is preferable under Topic 250, Accounting Changes and Error Corrections. The amendments in this Update also extend the transition guidance in Updates 2014-02, 2014-03, 2014-07, and 2014-18 indefinitely. While this Update extends transition guidance for Updates 2014-07 and 2014-18, there is no intention to change how transition is applied for those two Updates. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

In March 2016 FASB issued Account Standards Update No. 2016-07 Investments-Equity Method and Joint Ventures (Topic 323) The amendments in this Update affect all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. It eliminates the requirement to retroactively adopt the equity method of accounting for adjustment of the investment. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

In March 2016 FASB issued Account Standards Update No. 2016-08 Revenue from Contracts with Customers (Topic) Principal vs. Agent Considerations. The amendments in this Update do not change the core principle of the guidance. The amendments clarify the implementation guidance on principal versus agent considerations. The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09. Accounting Standards Update No. 2015-14, Revenue from Contracts with

Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year. The effective date is same as the date for Update No. 2014-09. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

In March 2016 FASB issued Account Standards Update No. 2016-09 Compensation-Stock Compensation -(Topic 718) Improvements to employee share-based payments accounting as part of simplicity initiatives. This update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to nonpublic entities. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The adoption of this standard is not expected to have a material impact to the Company’s consolidated financial statements.

4. Intangible Assets
Goodwill, Trademarks and Trade Names
Goodwill, trademarks and trade names represent intangible assets obtained from EOI, Endologix and Sonomed acquisitions. Goodwill represents the excess of purchase price over the fair value of net assets acquired.
The Company adopted FASB authoritative guidance effective July 1, 2001 for goodwill and identified intangible assets that have indefinite lives. These assets are no longer amortized but reviewed for impairment annually or more frequently if certain indicators arise.
In accordance with authoritative guidance effective July 1, 2001, the Company discontinued the amortization of goodwill and identifiable intangible assets that have indefinite lives. Intangible assets that have finite lives continue to be amortized over their estimated useful lives. Management has evaluated the carrying value of goodwill and its identifiable intangible assets that have indefinite lives during each of the fiscal years subsequent to July 1, 2001, utilizing discounted cash flows of the respective business units. In accordance with ASC 350-20, these intangible assets will continue to be assessed on an annual basis, and impairment, if any, would be recorded as a charge against income from operations.
The authoritative guidance makes use of the concept of reporting units. All acquisitions must be assigned to a reporting segment or unit. Reporting units have been defined under the standards to be the same as or one level below an operating segment, as defined by FASB issued authoritative guidance related to disclosures about segments of an enterprise and related information.
The Company tests goodwill for possible impairment on an annual basis at June 30, and at any other time events occur or circumstances indicate that the carrying amount of goodwill may be impaired. As a result of the Company's testing during the years ended June 30, 2016 and 2015, no impairments were recorded.
The following tables present unamortized intangible assets as of June 30, 2016 and 2015:

	2016 Net Carrying Amount	2015 Net Carrying Amount
Goodwill
Sonomed-Escalon	$125,027	$125,027
Total	$125,027	$125,027

	2016 Net Carrying Amount	2015 Net Carrying Amount
Trademarks and trade names
Sonomed-Escalon	$605,006	$605,006
Total	$605,006	$605,006
Patents
It is the Company’s practice to seek patent protection on processes and products in various countries. Patent application costs are capitalized and amortized over their estimated useful lives, not exceeding 17 years, on a straight-line basis from the date the related patents are issued. Costs associated with patents no longer being pursued are expensed. Accumulated amortization on patents from continuing operations was approximately $89,000 and $88,000 at June 30, 2016 and 2015, respectively. Amortization expense from continuing operations for the years ended June 30, 2016 and 2015 was approximately $1,000 and $2,000, respectively.
Amortization expense, relating entirely to patents, is estimated to be approximately $2,000 related to patents in 2017.
The following table presents amortized intangible assets as of June 30, 2016:

	Gross Carrying Amount	Impairment	Adjusted Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortized Intangible Assets Patents
Sonomed-Escalon	$90,962	$—	$90,962	$(88,962)	$2,000
Total	$90,962	$—	$90,962	$(88,962)	$2,000
The following table presents amortized intangible assets as of June 30, 2015:

	Gross Carrying Amount	Impairment	Adjusted Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Amortized Intangible Assets Patents
Sonomed-Escalon	$90,962	$—	$90,962	$(87,762)	$3,200
Total	$90,962	$—	$90,962	$(87,762)	$3,200

5. Accrued Expenses
The following table presents accrued expenses:

	June 30, 2016	June 30, 2015
Accrued compensation	$426,600	$513,942
Deferred revenue	334,791	340,239
Other accruals	465,451	675,247
Total accrued expenses	$1,226,842	$1,529,428

Accrued compensation as of June 30, 2016 and 2015 primarily relates to payroll, vacation accruals, and payroll tax liabilities. Other accruals as of June 30, 2016 and 2015 includes warranties and customer deposits.

6. Capital Stock Transactions
Stock Option Plans
As of June 30, 2016, the Company had in effect 2 employee stock option plans that provide for incentive and non-qualified stock options. After accounting for shares issued upon exercise of options, a total of 995,846 shares of the Company’s common stock remain available for issuance as of June 30, 2016. Under the terms of the plans, options may not be granted for less than the fair market value of the Common Stock at the date of grant. Vesting generally occurs ratably between one and five years and for non-employee directors, immediately and the options are exercisable over a period no longer than 10 years after the grant date. As of June 30, 2016, options to purchase 616,500 shares of the Company’s common stock were outstanding, of which 616,500 were exercisable, and 0 shares were unvested.
The following is a summary of Escalon’s stock option activity and related information for the fiscal years ended June 30, 2016 and 2015:

	2016		2015
	Common Stock Options	Weighted Average Exercise Price	Common Stock Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	813,942	$3.36	995,846	$3.89
Granted	21,000	0.79	—	—
Exercised	—	—	—	—
Forfeited	(218,442)	6.58	(181,904)	$6.29
Outstanding at the end of the year	616,500	$2.27	813,942	$3.36
Exercisable at the end of the year	616,500		747,083	—
Weighted average fair value of options granted during the year		$12,680		$—
The following table summarizes information about stock options outstanding as of June 30, 2016:

	Number Outstanding at June 30, 2016	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at June 30, 2015	Weighted Average Exercise Price
Range of Exercise Prices
$0.79	21,000	9.83	$0.79	21,000	$0.79
$1.45 to $2.12	192,000	6.54	$1.55	192,000	$1.55
$2.21 to $3.05	403,500	1.37	$2.61	403,500	$2.48
Total	616,500			616,500
Compensation expense related to stock options for the years ended June 30, 2016 and 2015 was $52,293 and $67,367, respectively.
Stock Compensation
During 2016 the Company issued 25,000 shares to a consultant resulting in $19,750 in compensation expense.

7. Income Taxes
The provision for income taxes for the years ended June 30, 2016 and 2015 consists of the following:

	2016	2015
Current income tax (benefit) provision
Federal	$—	$—
State	—	—
	—	—
Deferred income tax provision
Federal	241,250	182,843
State	42,575	32,266
Change in valuation allowance	(283,825)	(215,109)
	—	—
Income tax (benefit)	$—	$—
Income taxes (benefit) as a percentage of income (loss) for the years ended June 30, 2016 and 2015 differ from statutory federal income tax rate due to the following:

	2016	2015
Statutory federal income tax rate	34.00%	34.00%
Increase (Decrease) in deductable timing differences	7.00%	43.00%
Net operating loss carryforward	(41.00)%	(77.00)%
Effective income tax rate	0.00%	0.00%
As of June 30, 2016, the Company had deferred income tax assets of $12,018,000. The deferred income tax assets have a valuation allowance of $11,913,000. The valuation allowance is based on uncertainty with respect to the ultimate realization of net operating loss carryforwards.
The components of the net deferred income tax assets and liabilities as of June 30, 2016 and 2015 are as follows:

	2016	2015
Deferred income tax assets:
Net operating loss carryforward	$11,222,477	$10,882,593
Executive post retirement costs	318,743	305,769
General business credit	207,698	207,698
Allowance for doubtful accounts	68,910	78,385
Accrued vacation	105,816	116,418
Inventory reserve	67,361	67,361
Accelerated depreciation	16,340	34,878
Warranty reserve	10,907	10,907
Total deferred income tax assets	12,018,252	11,704,009
Valuation allowance	(11,913,221)	(11,629,396)
	105,031	74,613
Deferred income tax liabilities:
Accelerated depreciation	(105,031)	(74,613)
Total deferred income tax liabilities	(105,031)	(74,613)
	$—	$—
As of June 30, 2016, the Company has a valuation allowance of $11,913,221, which primarily relates to the federal net operating loss carryforwards. The valuation allowance is a result of management evaluating its estimates of the net operating losses available to the Company as they relate to the results of operations of acquired businesses subsequent to their being acquired by the Company. The Company evaluates a variety of factors in determining the amount of the valuation allowance, including the Company’s earnings history, the number of years the Company’s operating loss and tax credits can be carried forward, the existence of taxable temporary differences, and near-term earnings expectations. Future reversal of the valuation allowance will be recognized either when the benefit is realized or when it has been determined that it is more likely than not that the benefit will be realized through future earnings. Any tax benefits related to stock options that may be recognized in the future through reduction of the associated valuation allowance will be recorded as additional paid-in capital. The Company has available federal and state net operating loss carry forwards of approximately $32,066,000 and $3,345,000, respectively, of which $4,619,000 and $1,533,000, respectively, will expire over the next 10 years, and $27,447,000 and $1,812,000, respectively, will expire in years 11 through twenty.
The Company continues to monitor the realization of its deferred tax assets based on changes in circumstances, for example, recurring periods of income for tax purposes following historical periods of cumulative losses or changes in tax laws or regulations. The Company’s income tax provision and management’s assessment of the realizability of the Company’s deferred tax assets involve significant judgments and estimates. If taxable income expectations change, in the near term the Company may be required to reduce the valuation allowance which would result in a material benefit to the Company’s results of operations in the period in which the benefit is determined by the Company.
Effective July 1, 2007, the Company adopted the FASB authoritative guidance which prescribes a model for the recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest, penalties, disclosure and transition. Implementation of the FASB authoritative guidance did not result in a cumulative effect adjustment to retained earnings. With few exceptions, the Company is no longer subject to audits by tax authorities for tax years prior to 2011. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses were generated and carried forward, and make adjustments up to the amount of the net operating loss amount. At June 30, 2016, the Company did not have any significant unrecognized tax positions.
The Company has provided what it believes to be an appropriate amount of tax for items that involve interpretation to the tax law. However, events may occur in the future that will cause the Company to reevaluate the current provision and may result in an adjustment to the liability for taxes.

8. Commitments and Contingencies
Commitments
The Company leases its manufacturing, research and corporate office facilities and certain equipment under non-cancelable operating lease arrangements. The future annual amounts to be paid under these arrangements as of June 30, 2016 are as follows:

Year Ending June 30,	Lease Obligations
2017	$495,216
2018	245,783
2019	145,564
2020	100,183
2021	9,637
Total	$996,383
Rent expense charged to continuing operations during the years ended June 30, 2016 and 2015 was approximately $572,000 and $506,000, respectively, including equipment rent and property rent.
The Company guaranteed the lease payment for BHH and during fiscal year 2015 the Company was informed by French Counsel that the total amount claimed by the BHH landlord in the liquidation of BHH was approximately $86,000. The Company did not have insight into the French liquidation process due to the Liquidator's reticence to communicate with the Company. As such, the Company had accrued the present value of the maximum amount potentially due under the lease guaranteed by the Company on behalf of BHH. The landlord's claim under liquidation can not be revisited by the landlord and can only be potentially increased by interest or sundry expenses.The Company has accrued lease termination costs of $89,000 and $86,000 as of June 30, 2016 and 2015, respectively.
Legal Proceedings
The Company, from time to time is involved in various legal proceedings and disputes that arise in the normal course of business. These matters have included intellectual property disputes, contract disputes, employment disputes and other matters. The Company does not believe that the resolution of any of these matters has had or is likely to have a material adverse impact on the Company’s business, financial condition or results of operations.

9. Retirement and Post-Retirement Plans
The Company adopted a 401(k) retirement plan effective January 1, 1994. The Company’s employees become eligible for the plan commencing on the date of employment. Company contributions are discretionary, and no Company contributions have been made since the plan’s inception.
On January 14, 2000, the Company acquired Sonomed. Sonomed adopted a 401(k) retirement plan effective on January 1, 1993. This plan has continued subsequent to the acquisition and is available only to Sonomed employees. There were no discretionary contributions for the fiscal years ended June 30, 2016 and 2015.
On June 23, 2005, the Company entered into a Supplemental Executive Retirement Benefit Agreement with its Chairman. The agreement provides for the payment of supplemental retirement benefits to the covered executive in the event of the covered executive’s termination of services with the Company under the following circumstances:

•
If the covered executive retires, the Company would be obligated to pay the executive $8,491 per month for life, with payments commencing the month after retirement. If the covered executive were to die within a period of three years after such retirement, the Company would be obligated to continue making such payments until a minimum of 36 months payments have been made to the covered executive and his beneficiaries in the aggregate.

•
If the covered executive dies before his retirement while employed by the Company, the Company would be obligated to make 36 months payments to his beneficiaries of $8,491 per month commencing in the month after his death.

•
If the covered executive were to become disabled while employed by the Company, the Company would be obligated to pay the executive $8,000 per month for life, with payments commencing the month after he suffers such disability. If the covered executive were to die within three years after suffering such disability, the Company would be obligated to continue making such payments until a minimum of 36 months payments have been made to the covered executive and his beneficiaries in the aggregate.

•
If the covered executive’s employment with the Company is terminated by the Company, or if the executive terminates his employment with the Company for good reason, as defined in the agreement, the Company would be obligated to pay the executive $8,491 per month for life. If the covered executive were to die within a period of three years after such termination, the Company would be obligated to continue making such payments until a minimum of 36 months payments have been made to the covered executive and his beneficiaries in the aggregate.

As of June 30, 2016 and 2015 approximately $937,000 and $899,000 was accrued for retirement benefits, respectively. These amounts represent the approximate present value of the supplemental retirement benefits awarded using 3.9% discount rate. The Company began making monthly payments under this agreement on January 1, 2013. The changes related to post-retirement plans for the years ended June 30, 2016 and 2015 were as follows:

	2016	2015
Balance July 1,	$899,322	$943,590
Actuarial adjustment	140,049	57,623
Payment of benefits	(101,891)	(101,891)
Balance June 30,	$937,480	$899,322

10. Discontinued Operations

BH Holdings, S.A.S ("BHH")

On January 12, 2012 BHH initiated the filing of an insolvency declaration with the Tribunal de Commerce de Rennes, France ("Commercial Court").  The Commercial Court on January 18, 2012 opened the liquidation proceedings with continuation of BHH's activity for 3 months and named an administrator to manage BHH. Since Drew no longer had a controlling financial interest in BHH it was deconsolidated in the December 31, 2011 quarterly consolidated financial statements and prior period amounts are presented as discontinued operations.

The following table summarizes the results of discontinued operations of BHH for the years ended June 30, 2016 and 2015 (in thousands):

For the years ended June 30,	2016	2015
Revenue, net	$—	$—
Cost of goods	—	—
Marketing, general and administrative	—	2
Research & development	—	—
Total costs and expenses	—	2
Loss from discontinued operations	$—	$(2)
Other income and expenses:
Adjustment to lease termination accrual	—	507
Loss before income taxes	—	505
Income tax	—	—
Net loss	$—	$505

Assets and liabilities of discontinued operations of BHH included in the consolidated balance sheets are summarized as follows at June 30, 2016 and 2015 (in thousands):

	June 30,	June 30,
	2016	2015
Assets
Total assets	$—	$—
Liabilities
Accrued lease termination costs	89	86
Total liabilities	89	86
Net assets of discontinued operations	$(89)	$(86)

During fiscal year 2015 the Company was informed by French Counsel that the total amount claimed by the BHH landlord in the liquidation of BHH was approximately $86,000. The Company did not have insight into the French liquidation process due to the Liquidator's reticence to communicate with the Company. As such, the Company had accrued the present value of the maximum amount potentially due under the lease guaranteed by the Company on behalf of BHH. The landlord's claim under liquidation of approximately $86,000 can not be revisited by the landlord and can only be potentially increased by interest or sundry expenses. Beginning in 2016 any changes to this liability are included in continuing operations.

Discontinued operation of ECD

The following tables summarize the results of discontinued operations for the years ended June, 2016 and 2015 (in thousands):

For the years ended June 30,	2016	2015
Revenue, net	$—	$—
Cost of goods sold	—	—
Marketing, general and administrative	—	1
Research & development	—	—
Total costs and expenses	—	1
Other income	—	7
Net income from discontinued operations, net of tax	$—	$6

11. Related Party Transactions

During the year ended June 30, 2016, Richard J. DePiano, Sr., the Company’s Chairman, participated in an accounts receivable factoring program that was implemented by the Company. Under the program, Mr. DePiano advanced the Company $150,000 in February 2016 and $125,000 in May 2016. Interest on the transaction was 1.25% per month, which was equal to the best price offered by the Company’s usual factoring agent. The transaction excluded fees typically charged by the factoring agent and provided much needed liquidity to the Company. Related party interest expense for the year ended June 30, 2016 and 2015 was $11,400 and $0, respectively. Repayment is due upon the Company receiving payment from the underlying receivables purchased by Mr. DePiano. In the near term Mr. DePiano will roll-over the original $275,000 investment as the receivables are collected and additional receivables will be assigned as collateral until such time as the Company no longer needs the liquidity.
The Company purchased furniture from DePiano Interiors, L.L.C. which is owned by the mother of the Company's Chief Executive Officer, Richard DePiano, Jr. Total purchases were $0 and $32,033 for the fiscal years ended June 30, 2016 and 2015, respectively. The Company rented an apartment from Richard DePiano, Sr. for use by a visiting Company Executive. Total rent for the fiscal years ended June 30, 2016 and 2015 was $0 and  $10,000, respectively.

12. Fair Value Measurements
On July 1, 2008, the Company adopted the FASB-issued authoritative guidance for the fair value of financial assets and liabilities. This standard defines fair value and establishes a hierarchy for reporting the reliability of input measurements used to assess fair value for all assets and liabilities. The FASB issued authoritative guidance defines fair value as the selling price that would be received for an asset, or paid to transfer a liability, in the principal or most advantageous market on the measurement date. The hierarchy established prioritizes fair value measurements based on the types of inputs used in the valuation technique. The inputs are categorized into the following levels:
Level 1—Observable inputs such as quoted prices in active markets for identical assets or liabilities.
Level 2—Directly or indirectly observable inputs for quoted and other than quoted prices for identical or similar assets and liabilities in active or non-active markets.
Level 3—Unobservable inputs not corroborated by market data, therefore requiring the entity to use the best available information available in the circumstances, including the entity’s own data.
Certain financial instruments are carried at cost on the consolidated balance sheets, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and related party note payable.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINACIAL DISCLOSURE
None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this Annual Report on Form 10-K, the Company’s management evaluated, with the participation of the Company’s principal executive officer and principal financial officer, the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are ineffective in ensuring that information required to be disclosed by the company in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to our management, including the Company’s principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material affect on our financial statements.

As of the end of the period covered by this Annual Report on Form 10-K, the Company’s management evaluated, with the participation of its principal executive officer and principal financial officer, the effectiveness of the Company’s internal control over financial reporting. This evaluation was conducted using the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013. Based upon that evaluation, the Company’s management concluded that its internal control over financial reporting was ineffective as of June 30, 2016. Management has determined that there was a material weakness in the internal controls over Equity. During the year 25,000 shares were issued in lieu of cash to a consultant of the Company. In July 2015, 12,500 shares were issued and not timely recorded in the accounting records, in addition, there was no evidence in the Board of Directors minutes that these shares were authorized. The minutes have been updated to reflect that the shares were authorized by thr Board of Directors. The Company is working on introducing enhanced controls to ensure this material weakness does not reoccur in fiscal year 2017.
Pursuant to the rules of the SEC, the Company’s management’s report on internal control over financial reporting is furnished with this Annual Report on Form 10-K and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933 or Securities Exchange Act of 1934.
This Annual Report on Form 10-K does not include an attestation report of the Company’s independent registered public accounting firm regarding the Company's internal control over financial reporting. The Company’s management’s report on internal control over financial reporting was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits the Company to provide only the Company’s management’s report on internal control over financial reporting in this Annual Report on Form 10-K.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter of 2016 that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B OTHER INFORMATION
None

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND COPORATE GOVERNANCE
Item 10 will be provided by incorporating the information required under such item by reference to the Company’s Proxy Statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K annual report, or, alternatively, by amendment to this Form 10-K annual report under cover of Form 10-K/A no later than the end of such 120-day period.

ITEM 11.	EXECUTIVE COMPENSATION
Item 11 will be provided by incorporating the information required under such item by reference to the Company’s Proxy Statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K annual report, or, alternatively, by amendment to this Form 10-K annual report under cover of Form 10-K/A no later than the end of such 120-day period.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
Item 12 will be provided by incorporating the information required under such item by reference to the Company’s Proxy Statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K annual report, or, alternatively, by amendment to this Form 10-K annual report under cover of Form 10-K/A no later than the end of such 120-day period.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
Item 13 will be provided by incorporating the information required under such item by reference to the Company’s Proxy Statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K annual report, or, alternatively, by amendment to this Form 10-K annual report under cover of Form 10-K/A no later than the end of such 120-day period.

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES
Item 14 will be provided by incorporating the information required under such item by reference to the Company’s Proxy Statement to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Form 10-K annual report, or, alternatively, by amendment to this Form 10-K annual report under cover of Form 10-K/A no later than the end of such 120-day period.

PART IV

ITEM 15. EXHIBITS FINANCIAL STATEMENT SCHEDULES

1.	Documents Filed as Part of This Annual Report on Form 10-K:

a.	Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are included in Part II, Item 8 of this Annual Report on Form 10-K:
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of June 30, 2016 and 2015
Consolidated Statements of Operations for the years ended June 30, 2016 and 2015
Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2016 and 2015
Consolidated Statements of Cash Flows for the years ended June 30, 2016 and 2015
Notes to Consolidated Financial Statements

2.	Financial Statement Schedules
All other schedules have been omitted because the required information is not applicable or the information is included in the Company’s Consolidated Financial Statements or the related Notes to Consolidated Financial Statements.

3.	EXHIBITS
The following is a list of exhibits filed as part of this Annual Report on Form 10-K, where so indicated by footnote, exhibits that were previously filed, are incorporated by reference. For exhibits incorporated by reference, the location of the exhibit in the previous filing is indicated parenthetically, followed by the footnote reference to the previous filing.

3.1	(a)	Restated Articles of Incorporation of the Company. (8)

	(b)	Agreement and Plan of Merger dated as of September 28, 2001 between Escalon Pennsylvania, Inc. and Escalon Medical Corp. (8)

3.2		Bylaws of Registrant. (8)

10.6		Employment Agreement between the Company and Richard J. DePiano dated May 12, 1998. (6)**

10.7		Non-Exclusive Distributorship Agreement between Company and Scott Medical Products dated October 12, 2000. (9)

10.13		Supply Agreement between the Company and Bausch & Lomb Surgical, Inc. dated August 13, 1999. (5)

10.29		Company’s amended and restated 1999 Equity Incentive Plan. (13) **

10.33	Manufacturing Supply and Distribution Agreement between Sonomed, Inc. and Ophthalmic Technologies, Inc. dated as of March 11, 2004. (15)

10.34	Supplemental Executive Retirement Benefit Agreement for Richard DePiano dated June 23, 2005. (16)**

10.35	Settlement Agreement with Intralase Corp, dated February 27, 2008 (4).

10.36	Vascular Access Sales Agreement with Vascular Solutions, Inc. dated April 28, 2010 (17)
10.37	2013 Equity Incentive Plan dated December 27, 2013.
21	Subsidiaries. (11)

23.1	Consent of Independent Registered Public Accounting Firm (*).

31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (*).

31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (*).

32.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (*).

32.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (*).

*	Filed herewith
**	Management contract of compensatory plan

(1)	Filed as an exhibit to Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 dated November 9, 1993 (Registration No. 33-69360).
(2)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended June 30, 1994.
(3)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended June 30, 1995.
(4)	Filed as an exhibit to the Company’s Form 8-K dated February 27, 2008.
(5)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended June 30, 1999.
(6)	Filed as an exhibit to the Company’s Form 8-K/A, dated March 31, 2000
(7)	Filed as an exhibit to the Company’s Registration Statement on Form s-* dated February 25, 2000 (Registration No. 333-31138).
(8)	Filed as an exhibit to the Company’s Proxy Statement on Schedule 14A, as filed by the Company with the SEC on September 21, 2001.
(9)	Filed as an exhibit to the Company’s Form 10-KSB for the year ended June 30, 2001.
(10)	Filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2001.
(11)	Filed as an exhibit to the Company’s Form 10-KSB/A for the year ended June 30, 2002.
(12)	Filed as an exhibit to the Company’s Form 10-Q for the quarter ended December 31, 2002.
(13)	Filed as an exhibit to the Company’s Form 10-Q for the quarter ended December 31, 2003.
(14)	Filed as an exhibit to the Company’s Registration Statement on Form s_3 dated April 8, 2004 (Registration No. 333-114332).
(15)	Filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2004.
(16)	Filed as an exhibit to the Company’s Form 8-K, dated June 23, 2005.
(17)	Filed as an exhibit to the Company’s Form 8-K, dated May 6, 2010.

Signatures
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Escalon Medical Corp.
(Registrant)

	By:	/s/ Richard J. DePiano, Jr.
Richard J. DePiano, Jr. Chief Executive Officer
Dated: October 12 , 2016
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By:	/s/ Richard J. DePiano	Chairman	October 12, 2016
Richard J. DePiano

By:	/s/ Richard J. DePiano, Jr.	Chief Executive Officer (Principal Executive Officer)	October 12, 2016
Richard J. DePiano, Jr.

By:	/s/ Robert M. O’Connor	Chief Financial Officer (Principal Financial and Accounting Officer)	October 12, 2016
Robert M. O’Connor

By:	/s/ Sean Closkey	Director	October 12, 2016
Sean Closkey

By:	/s/ Lisa Napolitano	Director	October 12, 2016
Lisa Napolitano

By:	/s/ C. Todd Trusk	Director	October 12, 2016
C. Todd Trusk

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2016
Commission File Number 0-20127

Escalon Medical Corp.
(Exact name of registrant as specified in its charter)

Pennsylvania	33-0272839
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
435 Devon Park Drive, Building 100, Wayne, PA 19087
(Address of principal executive offices, including zip code)
(610) 688-6830
(Registrant’s telephone number, including area code)
Securities Registered Pursuant to Section 12(b) of the Act:

Common Stock, par value $0.001	NASDAQ Capital Market
(Title of class)	(Name of each exchange on which registered)
Securities Registered Pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
Indicate by check mark if the registrant is a not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).      Yes  ☒    No  ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.     Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒
The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on December 31, 2015 was approximately $7,978,016, computed by reference to the price at which the common equity was last sold on the NASDAQ Capital Market on such date.
As of November 1, 2016, the registrant had 7,551,430 shares of common stock outstanding.

Part III.

Item 10.	Directors and Executive Officers and Corporate Governance
Directors and Executive Officers
The following table sets forth information with respect to our directors and our executive officers as of November 1, 2016.

Name	Age	Position
Richard J. DePiano	75	Chairman
Richard J. DePiano, Jr.	50	Chief Executive Officer, President and General Counsel and Director
Robert M. O’Connor	55	Chief Financial Officer
Mark G. Wallace	47	Chief Operating Officer
Lisa A. Napolitano	53	Director
C. Todd Trusk	49	Director
Sean C. Closkey	48	Director

Set forth below are the names, positions held and business experience, including during the past five years, of our directors and executive officers as of November 1, 2016. Officers serve at the discretion of the board of directors.
The Chief Executive Officer, President and General Counsel, Richard J. DePiano, Jr., is the son of the Chairman, Richard J. DePiano. There are no other family relationships between any of the directors or executive officers and there is no arrangement or understanding between any director or executive officer and any other person pursuant to which the director or executive officer was selected.
Mr. DePiano has been a Class III director, whose term ends in 2017, since February 1996 and as our Chairman since 1997. Mr. DePiano served as our Chief Executive Officer from March 1997 to September 2013. Mr. DePiano had been the chief executive officer of the Sandhurst Company, L.P. and managing director of the Sandhurst Venture Fund, a venture capital fund. Mr. DePiano serves on the Board of Trustees for Drexel University and is Chairman of its Audit Committee. Mr. DePiano serves on the Board of Trustees of Salus University.  Mr. DePiano is a CPA and had been a partner with Deliotte and Touche with a concentration in Federal Taxation, with emphasis on health care, business organizations, and mergers and acquisition. Mr. DePiano was retired from day-to-day operations effective September 25, 2013 and continues in the role of Chairman of the Board of Directors. He is succeeded by his son, Richard J. DePiano Jr..
Mr. DePiano, Jr. has been a Class I director since May 9, 2013, whose term ends in 2016, and was appointed our President and General Counsel of the Company on January 1, 2008 and our Chief Executive Officer on September 28, 2013. Previously, he was Chief Operating Officer and General Counsel. Mr. DePiano, Jr. joined us in November of 2000 as Vice President Corporate and Legal Affairs. He currently serves as a member of the board of directors, and served as President from 2008 to 2009 of the Delaware Valley Corporate Counsel Association (“DELVACCA”). Mr. DePiano, Jr. also serves as a member of the nominations committee, Chairman of the law school initiative committee and member of the pro-bono committee of DELVACCA. He also is vice chairman of the board of directors of the Montgomery County Industrial Development Authority.
Mr. O’Connor was appointed our Chief Financial Officer on June 30, 2006. Mr. O’Connor joined us from BDO Seidman, LLP, where he served as a senior manager from 2004 to 2006. His prior experience includes both public and private accounting roles as a manager at PricewaterhouseCoopers, L.L.P., where he served in the middle market advisory services group from 1998 until 2000. He held positions of controller and chief financial officer of Science Dynamics, a manufacturer of high tech telecom equipment, from 2000 until 2002, and Ianieri & Giampapa, LLC, a certified public accounting firm, from 2002 until 2004. Mr. O’Connor holds an MBA from Rutgers University and a B.S. from Kean University.
Mr. Wallace was appointed our Chief Operating Officer on January 1, 2008. Mr. Wallace has worked with us since 1997. Previous to being appointed Chief Operating Officer he was Executive Vice President of our Escalon Digital Solutions and Trek Medical subsidiaries. He has jointly held the position of Vice President-Quality, with quality and regulatory responsibilities for all of our companies, and has also previously served as Operations Manager at Sonomed, Inc. and our Quality Manager. He had previously worked with Lunar Corp. (now GE Healthcare) and Trek Medical. He holds a B.S. in Industrial Engineering and a M.S. in Manufacturing Systems Engineering, both from the University of Wisconsin-Madison, is a senior member of the American Society of Quality, and has over 19 years experience in the medical device industry.

Ms. Napolitano has served on our board of directors since 2003. She is a Class II director, and her term ends in 2016. Ms. Napolitano has served as a Tax Manager at Global Tax Management, Inc., a provider of compliance support services for both federal and state taxes, since 1998. Ms. Napolitano is a Certified Public Accountant in Pennsylvania. Ms. Napolitano qualifies for our board of directors and audit committee based on her extensive experience in public accounting and through her understanding of internal controls, accounting principles, business operations and regulatory compliance. We believe that Ms. Napolotano’s financial, operational and regulatory experience qualifies her to serve as a member of our board of directors and our audit committee.

Mr. Trusk was appointed as a member of our Board in 2015. He is President of BroadBase Solutions, Inc., an information technology staffing and consulting firm since 2000. Mr. Trusk was a sales executive with CB Technologies an IT consulting firm based in the Philadelphia suburbs. Before joining CB Technologies Mr. Trusk held several sales and sales management positions within the disposable medical equipment markets. B. Braun Medical from 1994 to 1997 and Calgon Vestal Labs, a subsidiary of Merck & Co.; Inc. from 1991 to 1994. We believe Mr. Trusk’s operational, executive and professional experience qualifies him to serve as a member of our Board and our Audit Committee.
Mr. Closkey was appointed as a member of our Board in May 2012 as a Class III director., whose term ends in 2017. Mr. Closkey is the President of TRF Development Partners “TRF DP”. TRF DP was established in 2006 as a non-profit real estate development company whose mission is to develop affordable housing and stabilize distressed urban areas. TRF DP focuses its resources on creating quality affordable housing and urban redevelopment work in the Mid-Atlantic US. Prior to that Mr. Closkey was the executive vice president of The Reinvestment Fund (TRF) in Philadelphia, PA. is one of the nation's largest and most productive community development financial institutions. Mr. Closkey was the executive director of The New Jersey Housing & Mortgage Finance Agency the nation's 7th largest State housing finance agency. The agency's mission is to finance the development of affordable housing throughout the State of New Jersey. We believe that Mr. Closkey's financial, operational and executive experience qualifies him to serve as a member of our Board and our Audit Committee.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% shareholders to file initial reports of ownership and reports of changes in ownership of our common stock and other equity securities with the SEC and the NASDAQ Capital Market. The directors, executive officers and 10% shareholders are required to furnish us with copies of all Section 16(a) reports they file. Based on a review of the copies of such reports furnished to us and written representations from our directors and executive officers that no other reports were required, we believe that our directors, executive officers and 10% shareholders complied with all Section 16(a) filing requirements applicable to them for the year ended June 30, 2016.
Code of Conduct and Ethics
Our board of directors has adopted a Code of Conduct and Ethics, which applies to all of our directors, the principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions, officers and employees. Our Code of Conduct and Ethics is posted in the “Corporate Governance” section of our Internet web site at www.escalonmed.com. Any amendments to, or grant of waiver with respect to, any provision of our Code of Conduct and Ethics, will be disclosed noting the nature of such amendment or waiver in the “Corporate Governance” section of our Internet web site at www.escalonmed.com or by other appropriate means as required or permitted under the applicable regulations of the Securities and Exchange Commission ( the "SEC") and rules of the NASDAQ Stock Market.
Audit Committee Members and Financial Expert
The members of the audit committee of our board of directors are Ms. Napolitano, Mr. Closkey and Mr. Choate. Our board of directors has determined that each of Messrs. Closkey and Mr. Choate and Ms. Napolitano has the attributes, education and experience of, and therefore is, an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K, and that each member of our audit committee is “independent,” as such term is defined in the applicable regulations of the Securities and Exchange Commission and rules of the NASDAQ Capital Market relating to directors serving on audit committees.
Item 11. Executive Compensation
Compensation Discussion and Analysis
Introduction
Our compensation committee is responsible for reviewing and approving the annual compensation of our executive officers and our non-employee directors.

Our compensation committee is composed solely of directors who are not our current or former employees, and each is independent under the current listing standards of the NASDAQ Capital Market. The board of directors has delegated to our compensation committee the responsibility to review and approve our compensation and benefits plans, programs and policies, including the compensation of the chief executive officer and our other executive officers as well as middle-level management and other key employees. The compensation committee administers all of our executive compensation programs, incentive compensation plans and equity-based plans and provides oversight for all of our other compensation and benefit programs.

The key components of the compensation program for executive officers are base salary, bonus and long-term incentives in the form of stock options. These components are administered with the goal of providing total compensation that is competitive in the marketplace, recognizes meaningful differences in individual performance and offers the opportunity to earn superior rewards when merited by individual and corporate performance.
Objectives of Compensation Program
Our compensation committee intends to govern and administer compensation plans to support the achievement of our long-term strategic objectives, to enhance shareholder value, to attract, motivate and retain highly qualified employees by paying them competitively and rewarding them for their own and our success.
Our executive officers are eligible to participate under our 401(k) plan. We have a Supplemental Executive Retirement and Benefit Agreement with Richard J. DePiano, our Chairman. Compensation is generally paid as earned. We do not have an exact formula for allocating between cash and non-cash compensation, which has been in the form of stock options. We do not have a non-equity incentive plan, as that term is used in the FASB issued authoritative guidance related to share-based payments.
To the extent consistent with the foregoing objectives, our compensation committee also intends to maximize the deductibility of compensation for tax purposes. The committee may, however, decide to exceed the tax deductible limits established under Section 162(m) of the Internal Revenue Code, of 1986, as amended, or the Code, when such a decision appears to be warranted based upon competitive and other factors.
What Our Compensation Program Is Designed to Reward
The key components of the compensation program for executive officers are base salary, bonus and long-term incentives in the form of stock options. These components are administered with the goal of providing total compensation that is competitive in the marketplace, recognizes meaningful differences in individual performance and offers the opportunity to earn superior rewards when merited by individual and corporate performance.
Stock price performance has not been a factor in determining annual compensation insofar as the price of our common stock is subject to a number of factors outside our control. We have endeavored through the grants of stock options to the executive officers to incentivize individual and team performance, providing a meaningful stake in us and linking them to a stake in our overall success.
Elements of Our Compensation Plan and How Each Element Relates to Objectives
There are three primary elements in the compensation package of our executive officers: base salary, bonus and long-term incentives.
Base Salaries
Base salaries for our executive officers are designed to provide a base pay opportunity that is appropriately competitive within the marketplace. We make adjustments to each individual’s base salary in connection with annual performance reviews in addition to the assessment of market competitiveness.

Bonus
Our compensation committee establishes a bonus program for executive officers and other managers and key employees eligible to participate in the program. We base the program on a financial plan for the fiscal year and other business factors. The amount of bonus, if any, hinges on corporate profitability and our overall cash position, and on the performance of the participant in the program. Provision for bonus expense is typically made over the course of a fiscal year. The provision becomes fixed, based on the final review of the compensation committee, which is usually made after the financial results of the fiscal year have been reviewed by our independent accountants. For fiscal 2016, there were two factors that determined executive bonuses, our profitability and a discretionary component. Profitability is the dominant factor under the bonus plan. For the year ended June 30, 2016, Mr. DePiano, Mr. DePiano, Jr. Mr. Wallace and Mr. O’Connor did not receive a bonus due to net loss incurred during this period.

Long-Term Incentives
Grants of stock options under our stock option plans are designed to provide executive officers and other managers and key employees with an opportunity to share, along with shareholders, in our long-term performance. In general, we make stock option grants annually to all executive officers, with additional grants being made following a significant change in job responsibility, scope or title or a significant achievement. The compensation committee sets the size of the option grant to each executive officer at a level that is intended to create a meaningful opportunity for stock ownership based upon the individual’s current position with us, the individual’s personal performance in recent periods and his or her potential for future responsibility and promotion over the option term. The compensation committee also takes into account the number of unvested options held by the executive officer in order to maintain an appropriate level of equity incentive for that individual. The relevant weight given to each of these factors varies from individual to individual.
Stock options granted under the various stock option plans generally have had a five-year vesting schedule and generally have been set to expire ten years from the date of grant. The exercise price of options granted under the stock option plans is at no less than 100% of the fair market value of the underlying stock on the date of grant. The number of stock options granted to each executive officer is determined by the compensation committee based upon several factors, including the executive officer’s salary, performance and the estimated value of the stock at the time of grant, but the compensation committee has the flexibility to make adjustments to those factors in its discretion.
How Amounts Were Selected for Each Element of an Executive’s Compensation
Each executive’s current and prior compensation is considered in setting future compensation. Base salary and the long-term incentives are not set with reference to a formula.
A target bonus, or portion thereof, is earned, based on fulfillment of conditions, paramount of which is our profitability.
As a general rule, we make option awards in the first or second quarter of a year and after the financial results for the prior year have been audited and reported to the board of directors. Grants and awards are valued, and exercise prices are set, as of the date we make the grant or award. Exceptions to the general rule may arise for grants made to recognize a promotion or to address the effect of expiring options.
The compensation committee has considered whether our overall compensation program for employees in fiscal 2016 creates incentives for employees to take excessive or unreasonable risks that could materially harm us. We believe that several features of our compensation policies for management employees appropriately mitigate such risks, including a mix of long- and short-term compensation incentives that we believe is properly weighted, the uniformity of compensation practices across our company, as a baseline for bonus plan targets for our management.

Accounting and Tax Considerations
On July 1, 2007, we adopted in the FASB issued authoritative guidance related to share based payments. Under this accounting standard, we are required to value stock options granted in fiscal year 2007 and in subsequent fiscal years under the fair value method and expense those amounts in the income statement over the vesting period of the stock option. We were also required to value unvested stock options granted prior to our adoption of the FASB issued authoritative guidance related to share based payments under the fair value method and amortize such expense in the income statement over the stock option’s remaining vesting period. A material portion of such amortizing expense relates to option grants made to our executive officers.
Under Section 162(m) of the Code, a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. The compensation committee has been advised that based upon prior shareholder approval of the material terms of our stock option plans, compensation under these plans is excluded from this limitation, provided that the other requirements of Section 162(m) are met. However, when warranted based upon competitive and other factors, the compensation committee may decide to exceed the tax deductible limits established under Section 162(m) Code. The base salary provided to each executive in fiscal years 2014, 2015 and 2016 did not exceed the limits under Section 162(m) for tax deductibility; no executive exercised any options in fiscal years 2014, 2015 or 2016.
Overview of Executive Employment Agreements and Equity-Based Awards
On September 18, 2013, the Board of Directors authorized compensation of $50,000 per year to Richard J. DePiano, our Chairman. The current base salary provided by the Board of Directors as adjusted for yearly cost of living adjustments, is $50,000 per year, and provides for additional incentive compensation in the form of a cash bonus to be paid to Mr. DePiano at the discretion of our board of directors and also provides for health and long-term disability insurance.

On June 23, 2005, we entered into a Supplemental Executive Retirement Benefit Agreement with Mr. DePiano. The agreement provides for the payment of supplemental retirement benefits to the covered executive in the event of the covered executive’s termination of services with the Company under the following circumstances:

•
The Company is obligated to pay the executive $8,491 per month for life, with payments commencing the month after retirement. The payout continued in 2016. If the covered executive were to die within a period of three years after such retirement, the Company would be obligated to continue making such payments until a minimum of 36 months payments have been made to the covered executive and his beneficiaries in the aggregate.

As of June 30, 2016 and 2015 approximately $937,000 and $899,000 was accrued retirement benefits, respectively.
Compensation of Named Executive Officers
Summary Compensation Table
The following table sets forth certain summary information concerning compensation that we paid or accrued to or on behalf of each of our executive officers (the “Named Executive Officers”) during each of the fiscal years ended June 30, 2016, 2015 and 2014.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards (1)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation (1)	Total
Richard J. DePiano Chairman	2016	$31,000			$6,038			$111,981	$149,019
	2015	$50,000			$15,264			$110,391	$175,655
	2014	$50,000	$—	$—	$8,307	$—	$—	$4,800	$63,107

Richard J. DePiano, Jr. Chief Executive Officer, President and General Counsel	2016	$182,000	$—	$—	$18,690	$—	$—	$12,222	$212,912
	2015	$215,000	$—	$—	$18,690	$—	$—	$11,310	$245,000
	2014	$215,000	$—	$—	$37,381	$—	$—	$11,310	$263,691

Robert M. O’Connor Chief Financial Officer	2016	$181,000	$—	$—	$14,537	$—	$—	$11,922	$207,459
	2015	$212,589	$—	$—	$14,537	$—	$—	$10,842	$237,968
	2014	$212,589	$—	$—	$29,074	$—	$—	$10,842	$252,505

Mark Wallace Chief Operating Officer	2016	$154,000	$—	$—	$14,537	$—	$—	$810	$169,347
	2015	$175,000	$—	$—	$14,537	$—	$—	$810	$190,347
	2014	$175,000	$—	$—	$29,074	$—	$—	$810	$204,884

(1)Includes payment of, (a) an automobile allowance and (b) insurance premiums paid for life insurance. For Mr. DePiano, includes payment of $101,891under his supplemental Executive Retirement Agreement in 2016.

Grants of Plan Based Awards
Outstanding Equity Awards at Fiscal Year-End
The following table sets forth certain information regarding grants of equity awards held by the named executive officers as of June 30, 2016.

Option Awards
Name	Number of Securities Underlying Unexercised Options	Number of Securities Underlying Unexercised Options	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
	Exercisable	Unexercisable
Richard J. DePiano	15,200	—	—	$2.65	11/9/2016
	25,000	—	—	$3.05	11/13/2017
	25,000	—	—	$2.22	9/26/2018
	20,000	—	—	$1.51	11/16/2019
	10,000	—	—	$1.57	5/7/2024
	10,000	—	—	$0.79	5/7/2026
Richard J. DePiano, Jr.	20,000	—	—	$2.65	11/9/2016
	20,000	—	—	$3.05	11/13/2017
	20,000	—	—	$2.22	9/26/2018
	12,000	—	—	$1.51	11/16/2019
	45,000	—	—	$1.57	5/7/2024
Robert M. O’Connor	60,000	—		$5.05	6/29/2016
	20,000	—	—	$3.05	11/13/2017
	20,000	—	—	$2.22	9/26/2018
	1,200	—	—	$1.51	11/16/2019
	35,000		—	$1.57	5/7/2024
Mark Wallace	5,000	—	—	$3.05	11/13/2017
	20,000	—	—	$2.22	9/26/2018
	10,000	—	—	$1.51	11/16/2019
	35,000	—	—	$1.57	5/7/2024

Potential Payments upon Termination or Change-in-Control
Mr. O’Connor, pursuant to his offer letter, will be entitled to a severance payment equal to 100% of his annual base salary and an increase of his annual base salary to $250,000 in connection with a change of control.
If a change of control had occurred on June 30, 2016, the aggregate amount of payments would have been $250,000 to Mr. O'Connor.
Compensation of Directors
The compensation committee of our board recommends director compensation to our board of directors based on factors it considers appropriate, market conditions and trends and the recommendations of management. In fiscal 2016, none of our non-employee directors received any compensation.
Compensation Committee Report on Executive Compensation
We have reviewed and discussed with management the Compensation Discussion and Analysis to be included in our Form 10-K for the year ended June 30, 2016. Based on the reviews and discussions referred to above, we recommend to our board of directors that the Compensation Discussion and Analysis referred to above be included in our Form 10-K for the year ended June 30, 2016.
Compensation Committee:
Sean C. Closkey
C. Todd Trusk
Lisa A. Napolitano
November 1, 2016

Compensation Committee Interlocks and Insider Participation
No members of our compensation committee are former or current officers, or have other interlocking relationships, as defined by the SEC.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
Security Ownership of Certain Beneficial Owners and Management
The following table indicates, as of November 1, 2016 information about the beneficial ownership of our common stock by (1) each director as of November 1, 2016, (2) each Named Executive Officer, (3) all directors and executive officers as of November 1, 2016 as a group and (4) each person who we know beneficially owns more than 5% of our common stock. All such shares were owned directly with sole voting and investment power unless otherwise indicated.

Beneficial Ownership Table

Name	Amount of Beneficial Ownership of Outstanding Shares (1)	Percent of Class	Amount of Beneficial Ownership of Shares Underlying Options	Amount of Aggregate Beneficial Ownership	Aggregate Percent of Class
Richard J. DePiano	144,278	1.9%	195,200	339,478	4.3%
Richard J. DePiano, Jr.	206	—%	172,000	172,206	2.3%
Robert O’Connor	—	—%	149,000	149,000	2.0%
Mark G. Wallace	—	—%	70,000	70,000	*
Lisa A. Napolitano	—	—%	56,000	56,000	*
C. Todd Trusk	—	—%	7,000	7,000	*
Sean C. Closkey	—	—%	9,000	9,000	2.2%
All Directors and Executive Officers as a group (7 persons)	144,484	1.9%	658,200	802,684	10.8%

(*)	Less than on percent
(1)Information furnished by each individual named. This table includes shares that are owned jointly, in whole or in part with the person’s spouse, or individually by his or her spouse. No shares held by board members or named executive officers are pledged as collateral.
Equity Compensation Plan Information
The following table sets forth information, as of June 30, 2016, with respect to compensation plans under which shares of our common stock are authorized for issuance.

Plan Category	Number of Shares to be issued upon exercise of outstanding stock options (a)	Weighted-average exercise price of outstanding stock options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)) (c)
Equity Compensation plans approved by shareholders	616,500	$2.27	66,859
Equity Compensation plans not approved by shareholders	—	—	—
	813,942	$3.36	66,859

Item 13.	Certain Relationships and Related Transactions, and Director Independence.
Related Person Transactions
We recognize that related person transactions present a heightened risk of conflicts of interest and can create the appearance of a conflict of interest. Therefore, all proposed related person transactions are disclosed to our board of directors before we enter into the transaction, and, if the transaction continues for more than one year, the continuation is reviewed annually by our board of directors.

Director Independence
Our board of directors has determined that, Lisa Napolitano and Sean Closkey and C. Todd Trusk are “independent,” as such term is defined in the applicable rules of the NASDAQ Stock Market relating to the independence of directors.

ITEM 14.	Principal Accounting Fees and Services
The following table sets forth the aggregate fees billed to us by Mayer Hoffman McCann, LLP, our principal accountant for the fiscal years ended June 30, 2016 and 2015.

	For the years ended June 30,
	2,016	2,015
Audit Fees	$125,000	$125,000
Audit-Related Fees	$—	$—
Tax Fees	$—	$—
All Other Fees	$—	$—
Total Fees	$125,000	$125,000
In the table above, pursuant to definitions under the applicable regulations of the SEC, “audit fees” are fees for professional services rendered for the audit of our annual financial statements and review of our financial statements included in our quarterly reports on Form 10-Q and for services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements; “audit-related fees” are fees for assurance and related services that are reasonably related to the performance of the audit and review of our financial statements, and primarily include accounting consultations and audits in connection with potential acquisitions; “tax fees” are fees for tax compliance, tax advice and tax planning; and “all other fees” are fees for any services not included in the first three categories.
Our audit committee is responsible for pre-approving all audit services and permitted non-audit services to be performed by our principal accountant, except in those instances which do not require such pre-approval pursuant to the applicable regulations of the SEC. The audit committee has established policies and procedures for its pre-approval of audit services and permitted non-audit services and, from time to time, the audit committee reviews and revises its policies and procedures for pre-approval.

Signatures
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Escalon Medical Corp. (Registrant)

By:	/s/ Richard J. DePiano, Jr.
Richard J. DePiano, Jr.
Chief Executive Officer
Dated: November 1, 2016

INVESTOR INFORMATION	STOCK LISTING	DIRECTORS AND
OFFICERS

CORPORATE OFFICE	Nasdaq Capital Market	DIRECTORS	CORPORATE OFFICERS
Headquarters	Market System
Escalon Medical Corp.	Trading Symbol: ESMC	Richard J. DePiano	Richard J. DePiano, Jr.
435 Devon Park Drive		Chairman	Chief Executive Officer
Building 100		Escalon Medical Corp.
Wayne, Pennsylvania 19087	INDEPENDENT		Mark G. Wallace
(610) 688-6830	AUDITORS	C. Sean Closkey	Chief Operating Officer
TRF Development Partners
Operations	Mayer Hoffman McCann P.C.	Philadelphia, Pennsylvania	Robert M. O’Connor
Escalon Medical Corp.	Plymouth Meeting		Chief Financial Officer
2440 South 179th Street	, Pennsylvania	Richard J. DePiano, Jr.
New Berlin, WI 53146		Chief Executive Officer
(262) 821-9182	GENERAL COUNSEL	Escalon Medical Corp.

SonomedEscalon.	Duane Morris LLP	C.Todd Trusk
1979 Marcus Avenue	Philadelphia, Pennsylvania	BroadBase Solutions, Inc.
Suite C105		AND
Lake Success, NY 11042		Lisa A. Napolitano
(516) 354-0900	TRANSFER AGENT	Global Tax Management
	REGISTRAR	Newtown Square, Pennsylvania
91 Montvale Avenue
Suite 320	American Stock Transfer and
Stoneham, MA 02180	Trust Company
800-715-1737	Brooklyn, New York
(800) 937-5449

ANNUAL MEETING

6/29/2017
Escalon Medical Corp.
435 Devon Park Drive
Building 100
Wayne, Pennsylvania 19087

FORM 10-K

The Form 10-K and 10-K/A, contained herein, for the Company’s fiscal year ended June 30, 2016, is not accompanied by the exhibits, which were filed with the Securities and Exchange Commission. The Company will furnish any exhibits to those shareholders who request the same upon payment to the Company of its reasonable expenses in furnishing such exhibits. Requests for any such exhibits should be made in writing to the Company’s Secretary at its corporate office.